Filed Pursuant to Rule 424(b)(5)
Registration No. 333-179496

Prospectus Supplement
(To Prospectus Dated April 2, 2012)

2,956,521 Shares

Heritage-Crystal Clean, Inc.

Common Stock

        We are offering 2,956,521 shares of our common stock, par value $0.01 per share. Our common stock is traded on the NASDAQ Global Market under the symbol "HCCI." On April 19, 2012, the closing sale price of our common stock, as reported by NASDAQ, was $21.34 per share.

        Investing in our common stock involves certain risks. Before purchasing our common stock, please review the information included in, and incorporated by reference into, the "Risk Factors" caption beginning on page S-9 of this prospectus supplement and page 2 of the accompanying prospectus.

	Per Share	Total
Public offering price	$20.5000	$60,608,681
Underwriting discount	$1.1275	$3,333,477
Proceeds, before expenses, to us	$19.3725	$57,275,203

        The underwriters may also purchase up to 443,479 additional shares of our common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares to purchasers on or about April 24, 2012.

William Blair & Company
Baird	Needham & Company

The date of this prospectus supplement is April 19, 2012

Prospectus Supplement

        You should rely only on the information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus or to which we have referred you. No dealer, salesperson or other person is authorized to give information that is different. This prospectus supplement is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement and the accompanying prospectus is correct only as of the date on the front of those documents, regardless of the time of the delivery of this prospectus supplement and the accompanying prospectus or of any sale of these securities.

S-i

 ABOUT THIS PROSPECTUS SUPPLEMENT

        We are providing information to you about this offering of our common stock in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering. The second part is the accompanying prospectus, which provides general information, including information about the shares of our common stock. Unless the context indicates otherwise, when we refer to this "prospectus," we are referring to both documents combined. Some of the information in the accompanying prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on the information contained in this prospectus supplement. Please read "Where You Can Find More Information" in the accompanying prospectus and "Incorporation of Certain Documents by Reference" in this prospectus supplement and the accompanying prospectus.

        Unless the context otherwise requires, references to "we," "us," "our" or the "Company" refer to Heritage-Crystal Clean, Inc. and our subsidiary. The term "you" refers to a prospective investor.

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PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights selected information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Before deciding to invest in shares of our common stock, you should read the entire prospectus supplement and the accompanying prospectus carefully, including the documents incorporated by reference, especially the matters discussed under "Risk Factors" beginning on page S-9 and the documents incorporated by reference herein, including the audited consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2011. See "Incorporation of Certain Documents by Reference" below.

        We provide parts cleaning, containerized waste management, used oil collection and vacuum truck services, and own and operate a used oil re-refinery. Based on revenues, we believe that we are the second largest provider of parts cleaning and hazardous and non-hazardous waste services to small and mid-sized customers in both the manufacturing and automotive service sectors in North America; and, we have the second largest used oil re-refinery by design capacity in North America. We estimate that these services represent an approximately $6 billion market opportunity, which includes an approximately $2 billion opportunity in used oil re-refining. Through our 67 branch locations, we provide our services to more than 58,000 customer locations in 42 states. During fiscal 2011, we performed more than 285,000 parts cleaning service calls. We operate our business through our Environmental Services and Oil Business segments. Since our formation in 1999, we have achieved strong financial results. Total revenue has grown from $11.0 million in fiscal 1999 to $152.9 million in fiscal 2011, a compound annual growth rate of 22%.

        Our corporate and executive offices are located at 2175 Point Boulevard, Suite 375, Elgin, Illinois 60123, and our telephone number at that address is (847) 836-5670. Our website is located at www.crystal-clean.com. The information contained in our website is not a part of this prospectus.

Environmental Services Segment

        Our Environmental Services segment consists of our parts cleaning, containerized waste management and vacuum truck service activities. These services allow our customers to outsource the handling and disposal of parts cleaning solvents, other containerized waste and bulk liquids and sludges. Our customers frequently need to remove grease and dirt from machine and engine parts. Typical customers include businesses involved in vehicle maintenance operations, such as car dealerships, automotive repair shops and trucking firms, as well as small manufacturers, such as metal product fabricators and printers. Based on 2007 data from the U.S. Census Bureau, we estimate that there are more than 800,000 such firms in the United States. The materials we handle are subject to extensive and complex regulations, and mismanagement can result in citations, penalties and substantial direct costs. We allow our customers to focus more on their core business and devote fewer resources to industrial and hazardous waste management. We believe that these services are highly attractive to small and mid-sized customers, which we define as companies that generally spend less than $50,000 per year on industrial and hazardous waste services. These small and mid-sized customers typically have limited administrative infrastructure and therefore have needs that are often highly differentiated from those of larger accounts. Such differentiated needs include waste manifest and drum label preparation and regularly-scheduled service visits to check inventories and remove accumulated waste. We believe that our company is structured to meet these particular needs.

        In each of our services, we have adopted innovative approaches to minimize the regulatory burdens for our customers, and we have designed our services to provide "ease of use" to our customers. Our company has pioneered two different programs whereby our customers' used parts cleaning solvent may be excluded from the U.S. Environmental Protection Agency's, or the EPA's, definition of hazardous waste. These two programs not only simplify the management of used solvent generated by our customers, but also reduce the total volume of hazardous waste generated at many of our customers' locations. This can allow the customer to achieve a lower "generator status" with the EPA and thereby reduce their overall regulatory burden, including reduced reporting obligations and inspections.

Oil Business Segment

        Our Oil Business segment consists of our used oil collection and used oil re-refining activities. We collect used oil from automotive shops and industrial plants. Historically, the used oil we collect has been resold as an industrial fuel or as feedstock for other companies that use it in a recycling process. In fiscal 2011, we completed the construction of a used oil re-refinery located in Indianapolis, Indiana, through which we recycle used oil into high quality lubricating base oil and byproducts. We supply the base oil to firms that produce and market finished lubricants. Our re-refinery has an input capacity of approximately 50 million gallons of used oil feedstock per year with an expected production of about 30 million gallons of base oil per year when operating at full capacity. Following mechanical completion of the second phase of the re-refinery at the end of 2011, the re-refinery began to produce base oil during the first quarter of 2012. The startup activities were executed without significant difficulties, and the testing of all major components supported our expectation that we could operate the facility at the design capacity of 50 million gallons per year of used oil feedstock. By the end of the first quarter, we had commenced regular operation of the re-refinery. Concurrent with the testing, we began to produce high quality Group II base oil, and during the first quarter of fiscal 2012 we sold approximately 2.5 million gallons of this product. Assuming our re-refinery is operating at design capacity of 50 million gallons per year of feedstock (a rate we plan to achieve in 2013), and based on March 2012 prices of lubricating base oil and crude oil, we estimate that the re-refinery would produce annual revenue of approximately $130 million, and contribute annual operating income of approximately $30 million. The revenue and profitability of the re-refinery will depend on a number of factors, some of which are beyond our control, such as oil prices and the cost of feedstock. In particular, our expected results are heavily dependent on the price of lubricating base oil; we would expect that a decline in base oil prices of $0.10/gallon would result in a reduction of approximately $3 million per year in both our revenue and our operating income, assuming that the re-refinery is operating at design capacity.

Competitive Strengths

        We believe we have the following competitive strengths:

Excellent Customer Service

        Since our founding, we have instilled a standardized, sales-oriented approach to our customers across our branch network. Our branch personnel are focused on local sales and service delivery, and a significant portion of their compensation is linked to sales growth and new business development. In order to achieve this sales growth, our personnel understand that they must retain existing business, which is best achieved by providing a very high level of customer service. Our high quality service leads to high customer satisfaction, customer retention, cross-selling opportunities, and referrals to new prospects. During fiscal 2011, approximately 87.5% of our sales were generated from customers that we also served during fiscal 2010.

Cost-Efficient Branch Rollout Model

        Our branch model consolidates operational and administrative functions not critical to sales and service at either a regional hub or our headquarters. This model has been the foundation for our new branch rollout for over a decade, as we have expanded from 14 to 67 branches since 1999, and we expect to extend this model to new locations. Furthermore, as we grow within each branch, we improve our route density, which is an important contributor to profitability in our business.

Large Branch Network

        We have spent over a decade developing a large network of branches that has enabled us to rapidly grow our used oil collection efficiently and cost effectively so that we are able to enter the used oil re-refining business. Our investments in this network help us to rapidly open branches and add oil collection routes to existing branches.

Large and Highly Diverse Customer Base

        Our focus on small and mid-sized businesses within the Environmental Services segment has enabled us to attract a variety of customers engaged in a range of businesses spread across the spectrum of the manufacturing, vehicle service and transportation industries, which helps insulate us from disruption caused by the possible loss of a single large account. Our customer base consists of over 58,000 active customer locations. In our Environmental Services segment, our largest single customer represented 1.0% of our consolidated fiscal 2011 sales, and our largest ten customers represented approximately 5.7% of our consolidated fiscal 2011 sales. In the Oil Business segment, revenues from our largest customer accounted for 15.4% of our consolidated fiscal 2011 sales, as this customer purchased our intermediate re-refined products.

Innovative Services that Reduce Customers' Regulatory Burdens

        We have designed innovative service programs to meet the needs of our target Environmental Services customers, in particular, their desire to minimize regulatory compliance burdens. To help our customers achieve this objective, we have created two parts-cleaning service programs which each exempt our customers from certain hazardous waste regulations and filing requirements:

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  Non-Hazardous Program for Parts Cleaning.  In our non-hazardous program for parts cleaning, we provide our customers with an alternative solvent that is not included in the EPA's definition of hazardous waste due to its increased flashpoint, and we educate each participating customer to prevent harmful contaminants from being added to the solvent during use. As long as the customer does not add toxic or flammable contaminants during use, neither the clean solvent that we supply nor the resulting used solvent generated by customers participating in our non-hazardous program for parts cleaning is classified as hazardous waste by the EPA because of the reduced solvent flammability. Consequently, each can be managed as non-hazardous waste, minimizing the burdensome hazardous waste regulations faced by our customers. After we collect the used solvent from customers participating in our non-hazardous program for parts cleaning, we recycle it via distillation for re-delivery to our parts cleaning customers. In order to most efficiently operate our non-hazardous program for parts cleaning, we have built a solvent recycling system at our Indianapolis hub capable of recycling up to 6 million gallons per year of used solvent generated by customers participating in our non-hazardous program.

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  Product Reuse Program for Parts Cleaning.  Rather than managing used solvent as a waste, we have developed a program that uses the solvent as an ingredient in the manufacture of asphalt roofing materials. Used solvent generated by customers participating in our product reuse program for parts cleaning is sold as a direct substitute for virgin solvent that is otherwise used in the asphalt manufacturing process. Since the used solvent is destined for reuse, it is not deemed a waste, and therefore it is not subject to hazardous waste regulations. To enhance the marketing of these programs, in the past 20 years we and our predecessor, Heritage Environmental Services, have voluntarily obtained concurrence letters from more than 30 state environmental agencies to validate this approach.

Experienced Management Team

        Our management team has substantial experience in the industry and possesses particular expertise in the small to mid-sized customer segment. Our senior managers have on average more than 20 years of industry experience and our middle managers have on average more than 10 years of experience. Many of our managers held key positions with a competitor, Safety-Kleen, between 1986 and 1998, a time during which Safety-Kleen grew from $255 million to over $1.0 billion in annual revenue.

Substantial Re-Refinery Expertise

        Our management team has extensive experience in the used oil re-refining industry as several members of our management team were significant contributors to the design and construction of approximately 65% of the re-refining capacity in North America. We have and intend to continue to leverage this experience as we grow our Oil Business segment.

Growth Strategies

        We intend to grow by providing environmental solutions that meet the needs of our customers. We have several different strategies to accomplish this goal, including:

Same-Branch Sales Growth

        We seek to generate year-over-year growth in existing markets by obtaining new customers and by cross-selling multiple services to existing customers. Our sales and marketing strategy includes providing significant incentives to our field sales and service personnel to find and secure new business. In addition, this growth is achieved by increasing the number of sales people, increasing the number of trucks and drivers, and adding additional services offered. These incentives include commission compensation for individuals and managers, as well as prize awards and contests at the individual and team level. Our company culture is designed to consistently emphasize the importance of sales and service excellence, and fosters enthusiasm that supports continued sales success. Additionally, we intend to drive profitability by leveraging fixed costs against incremental sales growth at our existing branches.

Expanded Service Offerings

        Our 67 branches currently offer parts cleaning and containerized waste management services; 50 offer used oil collection services and 33 branches offer vacuum truck services. As part of entering into the used oil re-refining industry, we intend to continue rapid growth in the number of branches providing used oil collection services in order to self-source a greater percentage of the feedstock required to run our re-refining facility at capacity. As our business grows and we achieve sufficient market penetration, we intend to expand the number of services offered at our existing branches. We also have other new business programs in various stages of development which have the potential to be offered through our branch locations in the future.

Geographic Expansion

        We currently operate from 67 branch locations that offer our parts cleaning, containerized waste management and used oil collection services to customers in 42 states and the District of Columbia. We have opened new branches at a relatively low cost. We believe that there are opportunities to open more branches and provide convenient local service to additional markets within the contiguous United States. On average, we have opened approximately 3-5 branches per year over the past several years.

Selectively Pursue Acquisition Opportunities

        Our management team has significant experience in identifying and integrating acquisition targets. For over a decade, we have successfully acquired the assets of several small competitors primarily in the Environmental Services segment. In fiscal 2011, we acquired certain assets and liabilities of two used oil collection companies in order to take advantage of new collection routes and increase the amount of internally collected used oil available as feedstock at our used oil re-refinery. Given the number of small competitors in the industries within which we compete, there are generally multiple acquisition opportunities available to us at any given time. In addition, we consider larger acquisition opportunities or investments if they fit into our business plan. Our growth plan is not dependent on acquisitions, but we will continue to pursue complementary acquisitions and investments that leverage our established infrastructure.

Recent Developments

        During the first quarter of fiscal 2012, we began operating the hydrotreater portion of our re-refinery to produce Group II lubricating base oil, and we began to sell this product. The results of the initial base oil production and related sales will be reflected in our financial results for the first quarter of 2012. We estimate that consolidated first quarter revenue for fiscal 2012 will be approximately $49.5 to $50.5 million and we estimate that earnings per share for the same quarter will be approximately $0.01 to $0.02 per share, based on 14,496,574 shares outstanding as of March 24, 2012.

        Beginning in the first quarter of fiscal 2012, Total Assets and Total Liabilities will be presented on the Balance Sheet of the Company to reflect noncurrent deferred income tax items on a net basis, rather than presenting them separately as a noncurrent deferred tax asset and a noncurrent deferred tax liability, which were $18.4 million and $23.1 million, respectively, at December 31, 2011. If the new presentation had been used when preparing the Company's balance sheet for December 31, 2011, Total Assets would have been $134.1 million and Total Liabilities would have been $55.5 million and the noncurrent deferred tax liability would have been $4.7 million. This contemplated error correction does not affect the reported December 31, 2011 net income, cash flow from operations, or stockholders' equity and the Company has concluded that this error does not materially misstate the Company's December 31, 2011 consolidated financial statements.

        The preliminary financial data above has been prepared by, and is the responsibility of, our management. Our independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to this preliminary financial data and does not express an opinion or any other form of assurance with respect thereto. Because the first quarter of fiscal 2012 has recently ended, the unaudited revenue and earnings per share information presented above for the first quarter of fiscal 2012 reflects estimates based only upon preliminary information available to us as of the date of this prospectus supplement and is not a comprehensive statement of our financial results for the first quarter of fiscal 2012. Our financial statements and operating data as of and for the first quarter of fiscal 2012 will not be available until after this offering is completed and may differ from the unaudited revenue and earnings per share information we have provided in this prospectus supplement. Such differences may be material. Accordingly, you should not place undue reliance on these preliminary estimates. The estimates for the first quarter of fiscal 2012 are not necessarily indicative of any future period and should be read together with "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Summary Consolidated Financial and Operating Data" and our consolidated financial statements and related notes included elsewhere in this prospectus supplement or which are incorporated herein by reference.

The Offering

Common stock offered by us:	2,956,521 Shares
Common stock outstanding after the offering:	17,589,876 Shares
NASDAQ Global Market symbol:	"HCCI"
Use of proceeds:	We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $56.8 million (or approximately $65.4 million if the underwriters exercise their over-allotment option in full), based on the public offering price of $20.50 per share, after deducting the underwriting discount and estimated offering expenses. We intend to use the net proceeds of the offering to repay approximately $12 million of our indebtedness under the revolving loan portion of our existing credit facility and the remaining amounts for general corporate purposes, which may include the addition of re-refining capacity via expansion of our existing re-refinery, construction of a new re-refinery, acquisitions or investments in existing re-refineries and/or acquisitions of used oil collection capacity. See "Use of Proceeds."
Risk factors:	See "Risk Factors" and other information included in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding whether to invest in shares of our common stock.

        The share information above is based on 14,633,355 shares of common stock outstanding as of April 18, 2012 and excludes:

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  590,146 shares of our common stock issuable upon exercise of options outstanding under our 2008 Omnibus Stock Incentive Plan as of April 18, 2012 at a weighted average exercise price of $10.98;

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  160,324 shares of unvested restricted stock as of April 18, 2012 granted to our directors and management under our 2008 Omnibus Stock Incentive Plan; and

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  801,585 and 22,171 shares of common stock reserved for future issuance under our 2008 Omnibus Stock Incentive Plan and our Employee Stock Purchase Plan of 2008, respectively, and 60,000 additional shares of common stock proposed to be made available under our Employee Stock Purchase Plan of 2008.

        Unless we indicate otherwise, the information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option to purchase up to 443,479 additional shares of our common stock.

        Of the 2,956,521 shares (not including amounts offered if the underwriters exercise their option to purchase additional shares) being offered under this prospectus, The Heritage Group, our largest stockholder ("Heritage"), Fred Fehsenfeld, Jr., the Chairman of our Board and an affiliate of Heritage, and certain related trusts of Mr. Fehsenfeld will be offered a total of 45.8% of the shares offered, or 1,354,087 shares, representing the same percentage of shares being sold in this offering as Heritage, Mr. Fehsenfeld and the related trusts currently hold of our outstanding common stock in the aggregate. These shares are being offered to Heritage in accordance with certain participation rights granted to Heritage by us in connection with our initial public offering. In the event the underwriters exercise their option to purchase additional shares, Heritage, Mr. Fehsenfeld and the related trusts of Mr. Fehsenfeld will be offered in the aggregate an additional 45.8% of the total number of shares for which the option is exercised. Heritage, Mr. Fehsenfeld and the related trusts have indicated that their intent as of the date of this prospectus supplement is to purchase a total of 487,805 shares in the offering. See the "Underwriting" section of this prospectus supplement for more information.

Summary Consolidated Financial and Operating Data

        The following table shows our summary consolidated income statement and other financial and operating data for fiscal 2009, 2010 and 2011 and our summary consolidated balance sheet data as of December 31, 2011. Our fiscal year ends on the Saturday closest to December 31. "Fiscal 2011" represents the 52-week period ended December 31, 2011. "Fiscal 2010" represents the 52-week period ended January 1, 2011. "Fiscal 2009" represents the 52-week period ended January 2, 2010. The summary consolidated income statement and other financial data for fiscal years 2009, 2010 and 2011 are derived from our audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles, which are incorporated herein by reference. Our historical results are not necessarily indicative of our results for any future period.

        This information should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2011, including the "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our audited consolidated financial statements and related notes appearing in such report, which are incorporated herein by reference.

	Fiscal Year
	2009	2010	2011
	(Dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Sales	$98,398	$112,118	$152,858
Operating Expenses
Operating Costs	74,371	83,773	124,000
Selling, general, and administrative expenses	16,438	18,035	20,715
Depreciation and amortization	4,308	4,629	5,657
Loss (gain) on disposal of fixed assets—net	159	39	(10)
Operating income	3,122	5,642	2,496
Interest expense	3	—	37
Income before income taxes	3,119	5,642	2,459
Provision for income taxes	1,326	2,371	985

Net income	$1,793	$3,271	$1,474
Net income per share: basic	$0.17	$0.26	$0.10
Net income per share: diluted	$0.17	$0.26	$0.10
Weighted average shares outstanding (in thousands):
Basic	10,700	12,645	14,313
Diluted	10,772	12,704	14,710
OTHER OPERATING DATA (unaudited):
EBITDA(1)	$7,430	$10,271	$8,153
Average sales per working day—Environmental Services	370	410	470
Number of branches at end of fiscal year	58	62	67

	As of December 31, 2011
	Actual	As Adjusted
	(In thousands)
BALANCE SHEET DATA(2):
Cash and cash equivalents	$2,186	$46,961
Total assets(3)	$152,416	$197,191
Total debt	$21,891	$21,891
Total stockholders' equity/members' capital	$78,553	$135,328

(1)
EBITDA represents net income before provision for income taxes, interest income, interest expense, depreciation and amortization. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors, our lenders and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measure of performance under U.S. GAAP and should not be considered as a substitute for net income prepared in accordance with U.S. GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

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    EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

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    EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;

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    EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and

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    Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

  We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA only as a supplement.

  The following table contains a reconciliation of our net income determined in accordance with GAAP to EBITDA:

	Fiscal year
	2009	2010	2011
Net income	$1,793	$3,271	$1,474
Interest expense	3	—	37
Provision for income taxes	1,326	2,371	985
Depreciation and amortization	4,308	4,629	5,657
EBITDA	$7,430	$10,271	$8,153

(2)
The summary balance sheet data as of December 31, 2011 is presented on an as adjusted basis to give effect to the receipt by us of net proceeds from the sale of common stock offered by us in the public offering but before the application of the net proceeds, based on the public offering price per share of $20.50. In the table above, the Cash and cash equivalents, as adjusted, amount reflects the use of a portion of the net proceeds from this offering to repay approximately $12 million of additional indebtedness incurred under our revolving credit facility after December 31, 2011.

(3)
Beginning in the first quarter of fiscal 2012, Total Assets and Total Liabilities will be presented on the Balance Sheet of the Company to reflect noncurrent deferred income tax items on a net basis, rather than presenting them separately as a noncurrent deferred tax asset and a noncurrent deferred tax liability, which were $18.4 million and $23.1 million, respectively, at December 31, 2011. If the new presentation had been used when preparing the Company's balance sheet for December 31, 2011, Total Assets would have been $134.1 million and Total Liabilities would have been $55.5 million and the noncurrent deferred tax liability would have been $4.7 million. This contemplated error correction does not affect the reported December 31, 2011 net income, cash flow from operations, or stockholders' equity and the Company has concluded that this error does not materially misstate the Company's December 31, 2011 consolidated financial statements.

RISK FACTORS

        Investing in our securities involves a high degree of risk. You should carefully consider the risks described below and the information set forth in the accompanying prospectus to this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2011, together with all other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, before you decide to invest in our common stock. See also "Cautionary Note Regarding Forward-Looking Statements" below.

Risks Relating to Our Business

Our results of operations and financial condition have been and could in the future be materially adversely impacted by an economic downturn.

        In the latest recession, the economy experienced a severe and prolonged downturn which adversely impacted our customer base, which is primarily composed of companies in the automotive repair and manufacturing industries. The overall demand for our parts cleaning products and supplies and other services is influenced by fluctuations in end-user demand, which in turn depends on general macroeconomic conditions and regional economic conditions affecting our branches. Many of our customers are heavily dependent on general economic conditions, including the availability of affordable energy sources, employment levels, interest rates, financial credit availability, consumer confidence, and housing demand. Downturns in these general economic conditions can significantly affect the business of our customers, which in turn affects demand, volume, pricing, and operating margins for our services and products. For example, during the recent economic downturn, our customers sought ways to reduce their costs, including reducing their demand for our services. Our customers and suppliers may face severe financial difficulties due to changes in general economic conditions, causing them to cease some or all of their business operations. We may have accounts receivable owing from customers who may not be able to honor their obligations to us. Failure to collect a significant portion of amounts due on those receivables could have a material adverse effect on our results of operations and financial condition.

        Adverse economic and financial market conditions may also cause our suppliers to be unable to provide materials and components to us or may cause suppliers to make changes in the credit terms they extend to us, such as shortening the required payment period for our amounts owing them or reducing the maximum amount of trade credit available to us. Such changes could adversely affect our liquidity and could have a material adverse effect on our results of operations and financial condition. If we are unable to successfully anticipate changing economic and financial market conditions, we could be adversely affected.

        In addition, a substantial or prolonged material adverse impact on our results of operations and financial condition due an economic downturn could affect our ability to satisfy the financial covenants in our bank credit facility, which could result in our having to seek amendments or waivers from our lenders to avoid the termination of commitments and/or the acceleration of the maturity of amounts that may be outstanding under our bank credit facility. The cost of obtaining an amendment or waiver could be significant, and could substantially increase our cost of borrowing over the remaining term of our bank credit facility. Furthermore, there can be no assurance that we would be able to obtain an amendment or waiver. If our lenders were unwilling to enter into an amendment or provide a waiver, all amounts outstanding under our bank credit facility would become immediately due and payable.

Our operating margins and profitability may be negatively impacted by the volatility in crude oil, lubricating base oil, used oil feedstock, solvent, fuel, energy, and commodity costs.

        As we begin to produce and sell base oil and re-refinery byproducts, the price at which we sell these products will be affected by changes in certain oil indices. If the relevant oil indices rise, we can typically expect to increase prices for our re-refined base oil. If the relevant oil indices decline, we would typically reduce prices for our re-refined base oil. However, the cost to collect used oil, including the amounts we must pay to obtain used oil and the fuel costs of our oil collection fleet, generally also increases or decreases when the relevant index increases or decreases. We cannot assure you that any increased costs we experience can be passed through in the prices we charge for our re-refined oil or that the costs to collect and re-refine used oil will decline when re-refined oil prices decline. If the prices we charge for our re-refined oil and the costs to collect and re-refine used oil do not move together or in similar magnitudes, our profitability may be materially and negatively impacted. Moreover, oil prices and the cost of feedstock significantly affect the revenue and profitability of our re-refinery. In particular, our expected results are heavily dependent on the price of base oil; we would expect that a decline in base oil prices of $0.10/gallon would result in a reduction of approximately $3 million per year in both our revenue and our operating income, assuming that the re-refinery is operating at design capacity.

        Our Environmental Services business is dependent on the widespread availability of certain crude oil products such as solvent we place with customers and fuel for operating our fleet of trucks. Changes and volatility in the price of crude oil can adversely impact the prices for these products and therefore affect the operating results of our Environmental Services segment. The price and supply of solvent and fuel are unpredictable and fluctuate based on events beyond our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, and environmental concerns.

        Increased costs of crude can significantly increase the operating costs in our Environmental Services segment. Since solvent is a product of crude oil, we are also susceptible to increases in solvent costs when crude oil costs increase. The market price of crude has been volatile and rose substantially from 2004 to 2008 before falling significantly in late 2008. It has since risen at a steadier pace. During a period of rising crude costs, we experience increases in the cost of solvent, fuel, and other petroleum-based products. We have in the past been generally able to mitigate the increased solvent and fuel costs through the imposition of price increases and energy surcharges on our invoices to customers. However, there can be no assurance that we will be able to pass on future price increases because of the competitive nature of the industry. Due to political instability in oil producing countries, oil prices could increase significantly in the future. A significant or sudden increase in solvent or fuel costs could lower our operating margins and negatively impact our profitability. We currently do not use financial instruments to hedge against fluctuations in oil, solvent, or energy prices. If this volatility continues, our operating results could also be volatile and adversely affected.

        In addition, a significant portion of our inventory consists of new and used solvents and oil products. Volatility in the price of crude oil has in the past impacted and can significantly impact in the future the value of this inventory and our operating margins. For example, in the fourth quarter of fiscal 2008, we generally experienced a sharp decrease in the cost of crude oil and related commodities which caused a decline in the market value of our solvent and used oil inventory. Consequently, we recorded a non-cash inventory impairment charge on the portion of our solvent and oil inventory that is held for sale, reflecting the lower market value of such inventory. Additionally, we recorded additional expense to reflect the lower value of the solvent inventory held for use in our service programs. Further, because we apply a first-in first-out accounting method, volatility in solvent and oil prices can significantly impact our operating margins. If volatility in the price of crude oil continues, our operating results will be difficult to predict and could also be adversely affected.

        Any increases in our costs to collect used oil could adversely affect the profitability of our used oil re-refinery. Increases in the cost of natural gas may increase the cost to operate our used oil re-refinery. In addition, many small automotive repair shops and manufacturing companies burn used oil as a source of heat as an alternative to using natural gas. If the price of natural gas were to increase significantly, these potential customers may choose to retain their used oil for fuel purposes rather than sell to us. In addition, if re-refining capacity in the United States increases, demand for used oil might increase, which could increase the cost to collect used oil. Other competitors have recently announced plans to construct their own re-refineries. This could make it difficult for us to operate our used oil re-refinery at capacity or might cause us to purchase used oil feedstock at higher rates.

We may not be able to operate our used oil re-refinery as planned, which could harm our business.

        We recently completed the construction of our used oil re-refinery and we are in the early stages of producing base oil. There can be no assurance that unforeseen market conditions will not adversely impact the operation or profitability of the re-refinery. The development of a used oil re-refinery is a new business for our company and requires a different employee base and skill set than that required for our business historically. These new skill sets include chemical engineering and operational management of the re-refinery. Although our management team has operated re-refineries for other companies, we cannot assure you that we will have sufficient expertise to operate the re-refinery within the performance parameters currently contemplated. Furthermore, the development and management of the Oil Business requires time and resources, including the attention of our management, which could divert our management from other core operations.

        Our success in operating our re-refinery at capacity will be affected by the following factors:

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  Used oil feedstock—Operating at capacity depends on our ability to obtain the required volume from either Company customers or third party collectors.

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  Operation of the Re-Refinery—Operating at capacity depends on the ability of our employees and management to run the re-refinery at design rates, safely, and in compliance with all relevant regulations.

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  Logistics—Operating at capacity depends on our ability to efficiently transport used oil to our Indianapolis site, and transport lubricating base oil and related byproducts out of our Indianapolis site.

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  Lubricating Base Oil Demand—Operating at capacity depends on the demand for lubricating base oil in general and specifically the lubricating base oil produced at our Indianapolis site.

        The extent to which we are able to effectively manage the above risk factors will affect the profitability of our Oil Business segment.

        The operation of our re-refinery may be considered inherently dangerous, and injury to individuals or property may occur, potentially subjecting us to lawsuits. If we fail to operate our re-refinery as anticipated our business and operating results could suffer.

The used oil re-refinery may not generate the operating results that we anticipate and may lead to greater volatility in our revenue and earnings.

        We may not be able to realize the expected benefits from developing and operating a used oil re-refinery. The operation of the plant creates different and additional risks compared to those of our traditional service businesses. We may not be able to collect an amount of used oil through our used oil collection services that is necessary to run our re-refinery at capacity. We may experience difficulty securing sufficient used oil feedstock to run the re-refinery at anticipated rates and have to pay more for additional feedstock, thereby reducing our operating margins, or reduce our operating rates. We may experience insufficient rail car capacity to efficiently transport our used oil feedstock to the re-refinery. We may also have difficulty selling all of the base oil that we produce. In addition, we may experience increased downward pricing pressure when compared to suppliers of virgin base oil, which has historically sold at a premium to re-refined base oil. Our estimates of revenue and profitability for the re-refinery could prove to be erroneous or could be impacted by changes in these market factors and changes in commodity selling prices for base oil, which is beyond our control. In addition, we could experience potential inventory charges related to material held for processing or sale.

        The operation of our used oil re-refinery exposes us to risks related to the potential adverse environmental impact of a spill or other release at the used oil re-refinery, the loss of permits, the risk of explosion or fire or other hazards, the risk of injury to our employees or others, as well as the negative publicity due to public concerns regarding our operation. While these risks are in some respects similar to risks that we have experienced in our traditional service businesses, the magnitude of exposure may be greater due to the nature of the used oil re-refining industry and the greater volumes, temperatures, and pressures involved. While we may maintain some insurance that covers portions of these exposures, in many cases the risks are uninsurable or we will not choose to procure insurance at levels that will cover any potential exposure.

        Any problem or perception of a problem with our re-refining facility could have a material adverse impact on our revenue and earnings and lead to a loss of stockholder and/or research analyst confidence in our business and could result in a sudden and significant reduction in our stock price.

Consolidation and/or declines in the U.S. automotive repair and U.S. manufacturing industries could cause us to experience lower sales volumes, which could materially affect our growth and financial performance.

        Our business relies on continued demand for our parts cleaning and waste management services in the United States automotive repair and manufacturing industries, which may suffer from declining market size and number of locations, due in part to the uncertainty of economic conditions, international competition, and consolidation. Industry trends affecting our customers have caused our customers' businesses to contract. Additional decline could reduce the demand for our parts cleaning and other services and products and have a material adverse impact on our business. As a result, we may not be able to continue to grow our business by increasing penetration into the industries which we serve, and our ability to retain our market share and base of sales could become more difficult.

We conduct business in an industry that is highly regulated by environmental, health and safety, transportation, and employment laws and regulations. If we do not comply with these laws and regulations, we may be subject to involuntary shutdowns and/or significant financial penalties.

        The sale, handling, transportation, storage, recycling, and disposal of industrial and hazardous waste, including solvents used in parts cleaners, used oil, and containerized waste, are highly regulated by various legislative bodies and governmental agencies at the federal, state, and local levels, including the EPA, the Department of Transportation, and the Occupational Safety and Health Administration, or OSHA. Any failure by us to maintain or achieve compliance with laws and regulations or with the permits required for our operations could result in substantial operating costs and capital expenditures for equipment upgrades, fines, penalties, civil or criminal sanctions, third-party claims for property damage or personal injury, cleanup costs and/or involuntary temporary or permanent discontinuance of our operations. We have in the past been subject to penalties and fines for noncompliance with environmental regulations and could be subject to penalties and fines in the future. In addition, there exists a high level of public concern over hazardous waste operations, including with respect to the siting and operation of transfer, processing, storage, and disposal facilities. Part of our business strategy is to increase our re-refining capacity through the operation of our facility and by adding new branch operations. Each of these efforts requires us to undergo an intensive regulatory approval process that could be time consuming and impact the success of our business strategy. Zoning, permit, and licensing applications and proceedings, as well as regulatory enforcement proceedings, are all matters open to public scrutiny and comment. Accordingly, from time to time we have been, and may in the future be, subject to public opposition and publicity, which may damage our reputation and delay or limit the expansion and development of our operating properties or impair our ability to renew existing permits, which could prevent us from implementing our growth strategy and have a material adverse effect on our business, financial condition, or results of operations.

If current environmental laws and regulations are changed, we may be forced to significantly alter our business model, which could have a material adverse effect on our financial performance.

        Environmental laws and regulations are subject to change and may become increasingly stringent or relaxed. Interpretation or enforcement of existing laws and regulations, or the adoption of new laws and regulations, may require us to modify or curtail our operations or replace or upgrade our facilities or equipment at substantial costs which we may not be able to pass on to our customers. However, if new laws and regulations are less stringent, then our customers or competitors may be able to manage waste more effectively without reliance on our service, which could decrease the need for our services and/or increase competition, which could adversely affect our revenues and profitability.

        For example, the EPA currently excludes used materials used as an ingredient in the production of a product from being defined as hazardous waste. Our product reuse program for parts cleaning operates under this exclusion and provides an advantage by excluding our customers' used solvent from being regulated as hazardous waste. Similarly, under our non-hazardous program for parts cleaning, we provide our customers with a different solvent that has a higher flashpoint than traditional solvents. The resulting used solvent is not considered to be hazardous waste so long as our customers ensure that no inappropriate contaminants were contributed to the used solvent.

        If the EPA were to broaden the definition of hazardous waste to include used solvents generated by our customers under our product reuse and/or non-hazardous programs for parts cleaning, the value of our offerings may be significantly reduced, which could have a material adverse effect on our financial performance. Examples of changes by the EPA that could adversely affect our services include, but are not limited to, the following:

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  elimination of the reuse exception to the definition of hazardous waste;

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  increase in the minimum flashpoint threshold at which solvent becomes included in the definition of hazardous waste;

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  increased requirements to test the used solvent that we pick up from our customers for the presence of toxic or more flammable contaminants; and

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  adoption of regulations similar to those enacted in some California air quality districts that prohibit the use of the solvents of the type that we sell for parts cleaning operations.

        In addition, new laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement, or other developments could require us to make additional unforeseen expenditures. We are not able to predict the impact of new or changed laws or regulations or changes in the ways that such laws or regulations are administered, interpreted, or enforced. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. To the extent that our costs associated with meeting any of these requirements are substantial and cannot adequately be passed through to our customers, our earnings and cash flows could suffer.

Our operations are subject to numerous environmental and other laws and regulations, and, to the extent we are found to be in violation of any such laws and regulations, our business could be materially and adversely affected.

        Our operations are subject to extensive federal, state, and local laws and regulations relating to the protection of the environment, which, among other things:

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  regulate the collection, transportation, handling, processing, and disposal of the hazardous and non-hazardous wastes that we collect from our customers;

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  impose liability on persons involved in generating, handling, processing, transporting, or disposing of hazardous materials; and

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  impose joint and several liability for the remediation and clean-up of environmental contamination.

        The breadth and complexity of all of these laws and regulations affecting our business make consistent compliance extremely difficult and often result in increased operating and compliance costs. Even though we have implemented programs designed to maintain compliance with the aforementioned regulations, we and other companies in the industry are routinely faced with legal and administrative proceedings, which can result in civil and criminal penalties, interruption of business operations, fines, or other sanctions, and require expenditures for remedial work at our facilities and third-party facilities. Under current law, we may be held liable for damage caused by conditions that existed before we acquired the assets or operations involved or if we arrange for the transportation, disposal, or treatment of hazardous substances that cause environmental contamination. We may also be held liable for the mishandling of waste streams resulting from the misrepresentations by a customer as to the nature of such waste streams. We may be subject to monetary fines, civil or criminal penalties, remediation, clean-up or stop orders, injunctions, orders to cease or suspend certain practices, or denial of permits we require to operate our facilities. We have in the past been subject to penalties and fines for noncompliance with environmental regulations and could be subject to penalties and fines in the future. The outcome of any proceeding and associated costs and expenses could have a material adverse impact on our operations and financial condition.

        We are also required to obtain and maintain permits, licenses, and approvals to conduct our operations in compliance with such laws and regulations. If we are unable to maintain our currently held permits, licenses and approvals, we may not be able to continue certain of our operations. If we are unable to obtain any additional permits, licenses and approvals which may be required as we expand our operations, we may not be able to grow our business.

We face intense competition in the industrial and hazardous waste services industries and from other used oil re-refiners and crude oil refiners.

        The markets for parts cleaning, containerized waste management, used oil collection and re-refining, and vacuum truck services are intensely competitive. Numerous small companies provide these services at a regional or local level and may be able to compete with lower overhead and operating costs. In addition, Safety-Kleen, our largest competitor, has held substantial market share in the parts cleaning industry for the last four decades and has developed a significant market share in used oil services, including used oil collection and containerized waste management. Safety-Kleen and some of our other competitors have substantially greater financial and other resources and greater name recognition than us. Our business growth, financial performance, and prospects will be adversely affected if we cannot gain market share from these competitors, or if any of our competitors develop products or services superior to those offered by us. We could lose a significant number of customers if Safety-Kleen or other competitors materially lower their prices, improve service quality, or develop more competitive product and service offerings.

        In addition, companies involved in the waste management industry, including waste hauling, separation, recovery, and recycling, may have the expertise, access to customers, and financial resources that would encourage them to develop and market services and products competitive with those offered by us. We also face competition from alternative services that provide similar benefits to our customers as those provided by us. In addition, new technology regarding the treatment and recycling of used solvent may lead to functionally equivalent or superior products becoming available, which may decrease the demand for our services and products or cause our products and services to become obsolete.

        Many of our competitors have announced plans to enter the used oil re-refining business or expand their existing used oil re-refining businesses by adding additional capacity. The additional competition may make it more difficult for us to sell our re-refined lubricating base oil. In addition, extra competition in the collection of used oil feedstock may require us to pay more for our used oil or prevent us from collecting enough feedstock to operate the used oil re-refinery at capacity.

        The success of our re-refining business could be negatively impacted by the actions of crude oil refiners. A majority of the volume of base oil supply in the United States is from large companies who generate base oil from crude oil. Several of these companies possess significant scale and financial resource advantages compared to us and could use these advantages to greatly impact the price and or supply of base oil and thereby negatively impact our revenue and profitability.

We could be subject to involuntary shutdowns or be required to pay significant monetary damages if we are found to be a responsible party for the improper handling or the release of hazardous substances.

        As a company engaged in the sale, handling, transportation, storage, recycling, and disposal of materials that are or may be classified as hazardous by federal, state, or other regulatory agencies, we face risks of liability for environmental contamination. The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), and similar state laws impose strict liability on current or former owners and operators of facilities that release hazardous substances into the environment, as well as on the businesses that generate those substances or transport them to the facilities. As a potentially responsible party, or PRP, we may be liable under CERCLA for substantial investigation and cleanup costs even if we operate our business properly and comply with applicable federal and state laws and regulations. Liability under CERCLA may be joint and several, which means that if we were found to be a business with responsibility for a particular CERCLA site, we could be required to pay the entire cost of the investigation and cleanup, even though we were not the party responsible for the release of the hazardous substance and even though other companies might also be liable. Even if we were able to identify who the other responsible parties might be, we may not be able to compel them to contribute to the remediation costs, or they may lack the financial resources to make such remediation payments.

        Our facilities and the facilities of our customers and third party contractors may have generated, used, handled and/or disposed of hazardous substances and other regulated wastes. Environmental liabilities could exist, including cleanup obligations at these facilities or at off-site locations where materials from our operations were disposed of, which could result in future expenditures that cannot be currently quantified and which could materially reduce our profits. Our pollution liability insurance excludes certain liabilities under CERCLA. Thus, if we were to incur a liability under CERCLA that was not covered by our insurance and if we could not identify other parties responsible under the law whom we are able to compel to contribute to the liability, the cost to us could be substantial and could impair our profitability, reduce our liquidity, and have a material adverse effect on our business. Although our customer service agreements typically provide that the customer is responsible for ensuring that only appropriate materials are disposed of, we could be exposed to third party claims if customers dispose of improper waste, and we might not be successful in recovering our damages from those customers. In addition, new services or products offered by us (such as the re-refining of used oil) could expose us to further environmental liabilities for which we have no historical experience and cannot estimate our potential liability exposure.

Our fixed cost structure may result in a greater loss or reduced earnings.

        Our network, including our facilities, fleet, and personnel, subjects us to fixed costs, which makes our margins and earnings sensitive to changes in revenues. In periods of declining demand, our fixed cost structure may limit our ability to cut costs, which may put us at a competitive disadvantage to firms with lower fixed cost structures, or may result in reduced operating margins and operating losses.

We carry inventory of used solvents generated by customers participating in our product reuse program for parts cleaning.

        Our inventory of used solvent has fluctuated and it may continue to fluctuate. If we are unable to sell our reuse inventory, we may be required to write down the value of the inventory, and we may incur additional costs for storage and/or disposal which would adversely impact our operating results. In addition, while we sold enough used solvent to satisfy speculative accumulation requirements of the EPA for fiscal 2011 and prior years, we may not in future years.

Our ability to achieve our business and financial objectives is subject to our ability to expand our non-hazardous programs for parts cleaning.

        For our business to grow, we may need to expand our non-hazardous program for parts cleaning. Unlike used solvent generated by customers participating in our product reuse program for parts cleaning (which must be resold for reuse as an ingredient), used solvent generated by customers participating in our non-hazardous program for parts cleaning can be recycled by third party recyclers or by us. We have a solvent recycling system at our Indianapolis hub to recycle used solvent generated by customers participating in our non-hazardous program, and we may also build or acquire similar facilities in the future. Any unanticipated costs in operating our solvent recycling system could have a material adverse effect on our operating results and require us to seek an alternative means to recycle or dispose of used solvent.

        The operation of our solvent recycling system may be considered inherently dangerous, and injury to individuals or property may occur, potentially subjecting us to lawsuits. If we fail to operate our solvent recycling system as anticipated, our business and operating results could suffer. In addition, we may decide to alter or discontinue certain aspects of our business strategy at any time or offer new product lines which may not be profitable and could materially and adversely affect our financial condition and results of operations.

We depend on the service of key individuals, the loss of whom could materially harm our business.

        Our success will depend, in part, on the efforts of our executive officers and other key employees, including Joseph Chalhoub, our Founder, President, Chief Executive Officer, and Director; Gregory Ray, our Chief Operating Officer and Secretary; John Lucks, our Senior Vice President of Sales and Marketing; Tom Hillstrom, our Vice President of Operations; Mark DeVita, our Chief Financial Officer; Ellie Chaves, our Chief Accounting Officer, Vice President Oil, and Vice President of Sales; and Glenn Casbourne, our Vice President of Engineering. These individuals possess extensive experience in our markets and are critical to the operation and growth of our business. If we lose or suffer an extended interruption in the services of one or more of our executive officers or other key employees, our business, results of operations, and financial condition may be negatively impacted. Moreover, the market for qualified individuals is highly competitive and we may not be able to attract and retain qualified personnel to succeed members of our management team or other key employees, should the need arise. We do not maintain key man life insurance policies on any of our named executive officers. One of our key growth strategies is the operation of our used oil re-refinery. Given their past experience with used oil re-refinery facilities, the retention of the members of our management team is particularly critical to our ability to operate the used oil re-refinery as planned. The loss of any of these individuals could adversely impact our ability to operate the re-refinery.

        In addition, our operations and growth strategy rely on the expansion of our business through the creation and growth of new and existing branches. In order for us to create and grow new and existing branches properly, we must continually recruit and train a pool of hardworking and motivated sales and service representatives, or SSRs, to develop new customer leads as well as support our existing customer base. If we are not able to retain and recruit a sufficient number of SSRs, or if we experience an increase in the turnover of existing SSRs, we may not be able to support the continued growth of our business, which could have a material adverse impact on our financial performance.

Our level of indebtedness could adversely affect our financial condition and ability to fulfill our obligations, impede the implementation of our strategy, and expose us to interest rate risk.

        At December 31, 2011, we had $20 million borrowed as a term loan under our secured bank credit facility. We have the ability to borrow an additional $20 million as a revolving loan under the same facility. Subsequent to December 31, 2011, we borrowed an additional $12 million under the revolving credit facility, which we intend to repay with a portion of the proceeds of this offering. Our level of indebtedness may:

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  adversely impact our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, or other general corporate purposes;

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  require us to dedicate a substantial portion of our cash flow to the payment of interest or principal on our indebtedness;

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  subject us to the risk of increased sensitivity to interest rate increases based upon variable interest rates; and

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  increase the possibility of an event of default under the financial and operating covenants contained in our debt instruments.

        Our $20 million revolving loan expires December 14, 2012. If we are unable to renew the revolving loan or do so under favorable terms this may negatively impact the amount of working capital available to the Company.

        If we are unable to generate sufficient cash flow from operations in the future to service our debt obligations, we may be required to refinance all or a portion of our existing debt facilities or to obtain additional financing and facilities. However, we may not be able to obtain any such refinancing or additional facilities on favorable terms or at all.

        We are likely to require additional capital to support our operations and growth plans, including for working capital, capital expenditures, investments and to fund potential acquisitions. Our ability to access debt or equity capital may be significantly constrained. If we are unable to obtain additional capital on acceptable terms, we may be unable to take advantage of opportunities and grow the business.

        Furthermore, the credit facility requires us to maintain a specified total leverage ratio and has an excess cash flow provision that requires additional principal payments on the term loan if the excess EBITDA for the fiscal year exceeds the formula rate set forth in the facility. Our ability to comply with these ratios or tests may be affected by events beyond our control, including prevailing economic, financial, and industry conditions. A breach of any of these covenants, ratios, or tests could result in a default under the credit facility. Our credit facility also contains restrictions in the amount of capital expenditures that we can incur in any year. In fiscal 2011, we were required to amend our credit facility to permit the capital expenditures required to complete our used oil re-refinery ahead of schedule. If we plan to enter into similar capital-intensive projects, we will need to amend our credit facility to permit capital expenditures in excess of $10 million. We cannot assure you that we will receive any waivers of our credit facility covenants in the future to complete projects such as the used oil re-refinery.

        Borrowings under our credit facility are typically tied to the prime rate. In the event of an increase in the prime rate or an increase in the amount of our indebtedness, our interest expense will increase and could have a material adverse effect on our net income.

We operate our business through many locations, and if we are unable to effectively oversee all of these locations, our business reputation and operating results could be materially adversely affected.

        Since we rely on our extended network of 67 branch locations to operate independently to carry out our business plan, we are subject to risks related to our ability to oversee these locations. If in the future we are unable to effectively oversee our branch locations, our results of operations could be materially adversely affected, we could fail to comply with environmental regulations, we could lose customers, and our business could be materially adversely affected.

Our insurance policies do not cover all losses, costs, or liabilities that we may experience.

        We maintain insurance coverage, but these policies do not cover all of our potential losses, costs, or liabilities. We could suffer losses for uninsurable or uninsured risks or in amounts in excess of our existing insurance coverage which would significantly affect our financial performance. For example, our pollution legal liability insurance excludes costs related to fines, penalties, or assessments. Our insurance policies also have deductibles and self-retention limits that could expose us to significant financial expense. Our ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which we have no control. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition, and results of operations. In addition, our business requires that we maintain various types of insurance. If such insurance is not available or not available on economically acceptable terms, our business could be materially and adversely affected.

We are subject to potential liability claims relating to our services and products.

        We offer our customers specific guarantees that we will be responsible for all expenses resulting from any spill that occurs while we are transporting, processing, or disposing of customers' used solvent and other waste. Accordingly, we may be required to indemnify our customers for any liability under CERCLA or other environmental, employment, health and safety laws and regulations. We may also be exposed to product liability claims by our customers, users of our parts cleaning products, or third parties claiming damages stemming from the mechanical failure of parts cleaned with solvents and/or equipment provided by us. Although we maintain product liability insurance coverage, if our insurance coverage proves inadequate or adequate insurance becomes unreasonably costly or otherwise unavailable, future claims may not be fully insured. An uninsured or partially insured successful claim against us could have a material adverse effect on our business, financial condition, and results of operations.

Our focus on small business customers causes us to be subject to the trends and downturns impacting small businesses, which could adversely affect our business.

        Our customer base is primarily composed of small companies in the automotive repair and manufacturing industries. The high concentration of our customers that are small businesses exposes us to some of the broad characteristics of small businesses across the United States. Small businesses start, close, relocate, and get purchased or sold frequently. In addition, small businesses tend to be more significantly affected by economic recessions than larger businesses. This leads to a certain amount of ongoing turnover in the market. As a result, we must continually identify new customers and expand our business with existing customers in order to sustain our growth. If we experience a rise in levels of customer turnover, it may have a negative impact on the profitability of our business.

We obtain services from our largest stockholder, The Heritage Group ("Heritage") and its affiliates, which we refer to collectively herein as Heritage, and our inability to replace these services in the future on economically acceptable terms could materially adversely affect our business.

        We obtain certain services from Heritage including disposal and product analytical services and workers' compensation insurance. Heritage beneficially owned 30.7% of our outstanding common stock as of December 31, 2011. If the services that we receive from Heritage become unavailable from Heritage, to the extent that we are unable to negotiate replacements of these services with similar terms, we could experience increases in our expenses.

Litigation related to personal injury from exposure to solvents and the operation of our business may result in significant liabilities and affect our profitability.

        We have been and in the future may be involved in claims and litigation filed on behalf of persons alleging injury predominantly as a result of exposure to hazardous chemicals that are a part of the solvents that we provide. In addition, the hazards and risks associated with the use, transport, storage, handling, and disposal of our customers' waste by us and our customers (such as fires, natural disasters, explosions, and accidents) and our customers' improper or negligent use or misuse of solvent to clean parts may also expose us to personal injury claims, property damage claims, and/or products liability claims from our customers or third parties. As protection against such claims and operating hazards, we maintain insurance coverage against some, but not all, potential losses. However, we could sustain losses for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. Due to the unpredictable nature of personal injury litigation, it is not possible to predict the ultimate outcome of these claims and lawsuits, and we may be held liable for significant personal injury or damage to property or third parties, or other losses, that are not fully covered by our insurance, which could have a material adverse effect on our business.

We are dependent on third parties to supply us with the necessary components and materials to service our customers. We are also dependent on third party transport, including rail, recycling, and disposal contractors.

        In the operation of our business, we supply a large amount of virgin solvent and parts cleaning equipment to our customers. We do not maintain extensive inventories for most of these products. If we become unable to obtain, or experience delays in the transportation of, adequate supplies and components in a timely and/or cost-effective manner, we may be unable to adequately provide sufficient quantities of our services and products to our customers, which could have a material adverse effect on our financial condition and results of operations.

        We, and our third party transporters, ship used oil and containerized waste collected from our customers to a number of third party recycling and disposal facilities, including incinerators, landfill operators, and waste-to-energy facilities. We generally do not have long-term fixed price contracts with our third party contractors, and if we are forced to seek alternative vendors to handle our third party recycling and disposal activities, we may not be able to find alternatives without significant additional expenses, or at all, which could result in a material adverse effect on our financial performance. In addition, we could be subject to significant environmental liabilities from claims relating to the transport, storage, processing, recycling, and disposal of our customers' waste by our third party contractors and their subcontractors.

A system failure could delay or interrupt our ability to provide services and products and could increase our costs and reduce our sales.

        Our operations are dependent upon our ability to support our branch infrastructure. Our business operates through four hubs that service our 67 local branches. Any damage or failure that causes interruptions in our operations could result in the loss of customers. To date, we have not experienced any significant interruptions or delays which have affected our ability to provide services and products to our customers. The occurrence of a natural disaster, technological, transportation, or operational disruption or other unanticipated problem could cause interruptions in the services we provide and impair our ability to generate sales and achieve profits.

We may be unable to manage our growth.

        In our first eleven years of operation, sales have increased at a compound annual growth rate of 22% from 1999 to 2011 despite a 9% decrease in our sales from 2008 to 2009. Our growth to date has placed and may continue to place significant strain on our management and operational and financial resources. We anticipate that continued growth, if any, as well as our entry into the used oil re-refining industry, will require us to recruit, hire, and retain new managerial, finance, sales, marketing, and operational personnel. We cannot be certain that we will be successful in recruiting, hiring, or retaining those personnel. Our ability to compete effectively and to manage our future growth, if any, will depend on our ability to maintain and improve operational, financial and management information systems on a timely basis and to expand, train, motivate, and manage our work force. If we continue to grow, we cannot be certain that our personnel, systems, procedures, and controls will be adequate to support our operations.

Expansion of our business may result in unanticipated adverse consequences.

        In the future, we may seek to grow our business by investing in new or existing facilities, making acquisitions, entering into partnerships and joint ventures, or constructing new facilities such as the used oil re-refinery. Acquisitions, partnerships, joint ventures, investments, or construction projects may require significant managerial attention, which may divert our management from our other activities and may impair the operation of our existing businesses. Any future acquisitions of businesses or facilities, partnerships, joint ventures or the development of a new business line could entail a number of additional risks, including:

  •
  the failure to successfully integrate the acquired businesses or facilities into our operations;

  •
  the inability to maintain key pre-acquisition business relationships;

  •
  loss of key personnel of the acquired business or facility;

  •
  exposure to unanticipated liabilities; and

  •
  the failure to realize efficiencies, synergies and cost savings.

        Any expansion of our business could take longer than expected, cost more than expected or not perform as anticipated. For example, any expansion of our re-refinery capacity may be more expensive than we anticipate and require permits that we may not be able to obtain on a timely basis, if at all, which could result in delays or even cancellation of the expansion project. As a result of these and other factors, including the general economic risk associated with the industries in which we operate, we may not be able to realize the expected benefits from any recent or future acquisitions, new facility developments, partnerships, joint ventures or other investments.

We may not be able to protect our intellectual property adequately.

        We rely upon know-how and technological innovation and other trade secrets to develop and maintain our competitive position. We rely, to a significant extent, on trade secrets, confidentiality agreements, and other contractual provisions to protect our proprietary technology, and such agreements may not adequately protect us. Our competitors could gain knowledge of our know-how or trade secrets, either directly or through one or more of our employees or other third parties. Although we do not regard any single trade secret or component of our proprietary know-how to be material to our operations as a whole, if one or more of our competitors can use or independently develop such know-how or trade secrets, our market share, sales volumes and profit margins could be adversely affected.

        In the event we become involved in defending or pursuing intellectual property litigation, such action may increase our costs and divert management's time and attention from our business. In addition, any potential intellectual property litigation could force us to take specific actions, including, but not limited to, the following:

  •
  cease selling products that use the challenged intellectual property;

  •
  obtain from the owner of the infringed intellectual property a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

  •
  redesign those products that use infringing intellectual property.

Climate change legislation or regulations restricting emissions of "greenhouse gases" could result in increased operating costs and reduced demand for our services.

        On December 15, 2009, the EPA published its findings that emissions of carbon dioxide, methane, and other greenhouse gases ("GHGs"), present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the earth's atmosphere and other climate changes. These findings allow the EPA to adopt and implement regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act. The EPA has adopted two sets of regulations under the existing Clean Air Act that would require a reduction in emissions of GHGs from motor vehicles and could trigger permit review for GHG emissions from certain stationary sources. In addition, both houses of Congress have actively considered legislation to reduce emissions of GHGs, and almost one-half of the states have taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring either major sources of emissions or major producers of fuels to acquire and surrender emission allowances, with the number of allowances available for purchase reduced each year until the overall GHG emission reduction goal is achieved. The adoption and implementation of any regulations imposing GHG reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to monitor emissions and to reduce emissions of GHGs associated with our operations.

Risks Related to Our Common Stock and This Offering

The price of our shares of common stock may be volatile.

        The trading price of shares of our common stock may fluctuate substantially. In particular, it is possible that our operating results may be below the expectations of public market analysts and investors, including the results of our entry into the used oil re-refining industry, and, as a result of these and other factors, the price of our common stock may decline. These fluctuations could cause you to lose part or all of your investment in shares of our common stock. Factors that could cause fluctuations include, but are not limited to, the following:

  •
  variations in our operating results, including variations due to changes in the price of crude oil or lubricating base oil;

  •
  announcements by us, our competitors or others of significant business developments, changes in customer relationships, acquisitions or expansion plans;

  •
  analysts' earnings estimates, ratings and research reports;

  •
  the depth and liquidity of the market for our common stock;

  •
  speculation in the press;

  •
  strategic actions by us or our competitors, such as sales promotions, acquisitions or construction of additional re-refining facilities;

  •
  actions by our large stockholders or by institutional and other stockholders;

  •
  conditions in the industrial and hazardous waste services industry as a whole and in the geographic markets served by our branches; and

  •
  domestic and international economic factors unrelated to our performance.

        The stock markets, in general, periodically experience volatility that is sometimes unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline.

The small public float for our shares may make it difficult to sell your shares and may cause volatility in our stock price.

        A substantial portion of our shares of common stock are closely held by certain inside investors, and our common stock has experienced limited trading volume since our initial public offering. As of December 31, 2011, (i) Heritage beneficially owned 30.7% of our common stock, (ii) the Fehsenfeld Family Trusts, which are related to Heritage (the "Heritage trusts") owned 8.7% of our common stock, (iii) Fred Fehsenfeld, Jr., the Chairman of our Board and an affiliate of Heritage, beneficially owned 7.0% of our common stock, and (iv) collectively Heritage, the Heritage trusts, and our directors and executive officers beneficially owned 65.0% of our common stock. In addition, under a participation rights agreement between us and Heritage, Heritage has the right, except in limited circumstances, to purchase shares from us when we issue common stock so that its percentage ownership interest in our common stock does not decrease. Therefore, if Heritage purchases all of the shares reserved for sale to Heritage when we issue common stock, Heritage will maintain its ownership interests in our common stock. Consequently, our public float is expected to remain small for a public company, the availability of our shares may be limited, and you may encounter difficulty selling your shares or obtaining a suitable price at which to sell your shares. In addition, as a result of the small float, you could experience meaningful volatility in the trading price of our common stock.

There may be future sales or issuances of our common stock, which will dilute the ownership interests of stockholders and may adversely affect the market price of our common stock.

        We may issue additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or substantially similar securities, which may result in dilution to our stockholders. In addition, our stockholders may be further diluted by future issuances under our equity incentive plans. As of December 31, 2011,

(i) Heritage beneficially owned 30.7% of our common stock, (ii) the Heritage trusts owned 8.7% of our common stock, (iii) Fred Fehsenfeld, Jr., the Chairman of our Board and an affiliate of Heritage, beneficially owned 7.0% of our common stock, and (iv) collectively Heritage, the Heritage trusts, and our directors and executive officers beneficially owned 65.0% of our common stock. Sales of substantial amounts of common stock by us or our stockholders in the public market could adversely affect the market price of the common stock. The market price of our common stock could decline as a result of sales or issuances of a large number of our common stock or similar securities in the market after this offering or the perception that such sales or issuances could occur.

If securities or industry analysts do not publish research or reports about our business or publish negative research, or our results are below analysts' estimates, our stock price and trading volume could decline.

        The trading market for our common stock may depend on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or our results are below analysts' estimates, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Due to the limited sell-side research coverage on our common stock, the ratings and reports published by any one sell-side analyst may have a greater impact on large institutional investors than analysts' reports and ratings on a more broadly covered stock.

Heritage and Mr. Fehsenfeld have significant influence over our company, and their control could delay or deter a change of control or other business combination or otherwise cause us to take actions with which you may disagree.

        As of December 31, 2011, Heritage beneficially owned 30.7% of our outstanding common stock, the Heritage trusts owned 8.7% of our outstanding stock, and Fred Fehsenfeld, Jr., the Chairman of our Board and an affiliate of Heritage, owned an additional 7.0% of our outstanding common stock. As a result, Heritage and Mr. Fehsenfeld have significant influence over our decision to enter into any corporate transaction and with respect to any transaction that requires the approval of stockholders, regardless of whether other stockholders believe that the transaction is in their own best interests. Moreover, Heritage, the Heritage trusts, and our directors and executive officers collectively beneficially owned 65.0% of our common stock as of December 31, 2011. This concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders.

We are required to evaluate our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and could have an adverse effect on our stock price.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management on our internal controls over financial reporting. Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. This assessment must include disclosure of any material weaknesses in our internal controls over financial reporting identified by management. Each year we must prepare or update the process documentation and perform the evaluation needed to comply with Section 404. During this process, if our management identifies one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert such internal controls are effective. Ensuring that we have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be re-evaluated frequently. We and our independent auditors may in the future discover areas of our internal controls that need further attention and improvement, particularly with respect to any businesses that we decide to acquire in the future. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers, and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could harm our ability to operate our business. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Investor perception that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely, consistent basis may adversely affect our stock price. Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the Securities and Exchange Commission, or SEC, NASDAQ, or other regulatory authorities.

We do not currently intend to pay cash dividends on our common stock to our stockholders and any determination to pay cash dividends in the future will be at the discretion of our Board of Directors.

        We currently intend to retain any profits to provide capacity for general corporate uses and growth of our business. Our Board of Directors does not intend to declare cash dividends in the foreseeable future. Any determination to pay dividends to our stockholders in the future will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition, and other factors deemed relevant by our Board of Directors. Consequently, it is uncertain when, if ever, we will declare dividends to our stockholders. If we do not pay dividends, investors will only obtain a return on their investment if the value of our shares of common stock appreciates. In addition, the terms of our existing or future borrowing arrangements may limit our ability to declare and pay dividends.

Provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could prevent or delay transactions that stockholders may favor.

        Our company is incorporated in Delaware. Our amended and restated certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable, including a provision that authorizes our Board of Directors to issue preferred stock with such voting rights, dividend rates, liquidation, redemption, conversion, and other rights as our Board of Directors may fix and without further stockholder action. The issuance of preferred stock with voting rights could make it more difficult for a third party to acquire a majority of our outstanding voting stock. This could frustrate a change in the composition of our Board of Directors, which could result in entrenchment of current management. Takeover attempts generally include offering stockholders a premium for their stock. Therefore, preventing a takeover attempt may cause you to lose an opportunity to sell your shares at a premium. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

        Delaware law also prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the Board of Directors approves the transaction. This provision may prevent changes in our management or corporate structure. Also, under applicable Delaware law, our Board of Directors is permitted to and may adopt additional anti-takeover measures in the future.

        Our amended and restated certificate of incorporation provides that the affirmative vote of at least seventy-five percent (75%) of our total voting power is required to amend our certificate of incorporation or to approve mergers, consolidations, conversions, or the sale of all or substantially all of our assets. Given the voting power of Heritage, we would need the approval of Heritage for any of these transactions to occur.

        Our bylaws provide for the division of our Board of Directors into three classes with staggered three year terms. The classification of our Board of Directors could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us.

We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures.

        We intend to use the net proceeds of the offering to repay approximately $12 million of our indebtedness under the revolving loan portion of our existing credit facility and the remaining amounts for general corporate purposes, which may include the addition of re-refining capacity via expansion of our existing re-refinery, construction of a new re-refinery or investments in existing re-refineries. We may also use a portion of the net proceeds to fund possible acquisitions. We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. The amounts and timing of the expenditures may vary significantly depending on numerous factors, such as the progress of our re-refinery, the obtainment of requisite permits to expand the capacity of our existing re-refinery, investment and acquisition opportunities in re-refineries and the overall operating results and trends of our business. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Development of additional re-refining capacity may require adjustment to the capital expenditure limit in our existing credit facility and will require additional permits with governmental authorities. If we are unable to obtain a bank waiver to increase the amount of capital expenditures that we make, or we are unable to obtain the requisite permits, our ability to use the net proceeds from this offering as we would want could be adversely affected.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Securities and Exchange Commission (the "SEC") permits us to incorporate by reference the information we file with the SEC; therefore, we can disclose important information to you without actually including the specific information in this prospectus by referring you directly to those previously filed documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus supplement the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent any information contained in such filings is deemed "furnished" in accordance with SEC rules. Such furnished information is not deemed filed under the Exchange Act and is not incorporated in this prospectus supplement.

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2011 (filed with the SEC on February 29, 2012);

  •
  Our Definitive Proxy Statement for the 2011 Annual Meeting of Shareholders (filed with the SEC on March 27, 2012), as supplemented on April 18, 2012;

  •
  Our Current Report on Form 8-K filed with the SEC on January 6, 2012; and

  •
  The description of our Common Stock contained in our Registration Statement on Form 8-A as filed with the SEC on March 10, 2008, including any amendments thereto or any public disclosures that may update such description.

        We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus supplement has been delivered, upon the written or oral request of such person, a copy of any or all of the documents which have been incorporated in this prospectus by reference. Any such requests for copies should be directed to Corporate Secretary, at Heritage-Crystal Clean, Inc., 2175 Point Boulevard, Suite 375, Elgin, IL 60123, by phone to telephone number (847) 836-5670.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement, the accompanying prospectus, and the documents incorporated herein and therein contain forward-looking statements within the meaning of the federal securities laws that are based upon current management expectations. All statements other than statements of historical facts, including statements regarding our future financial position, economic performance and results of operations, as well as our business strategy, budgets, and projected costs and plans and objectives of management are forward-looking statements. Generally, the words "aim," "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "project," "should," "will be," "will continue," "will likely result," "would" and similar expressions identify forward-looking statements. These forward-looking statements are based on current expectations, estimates and projections, many of which are by their nature inherently uncertain and beyond our control and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other important factors are further described under the heading "Risk Factors" and include, among others:

  •
  economic conditions including the recent recession and financial crisis; and downturns in the business cycles of automotive repair shops, industrial manufacturing businesses and small businesses in general;

  •
  increased solvent, fuel and energy costs and volatility in the price of crude oil, the selling price of lubricating base oil, solvent, fuel, energy, and commodity costs;

  •
  our ability to successfully operate our used oil re-refinery as anticipated and to cost-effectively collect or purchase used oil or generate the anticipated operating results;

  •
  further consolidation and/or declines in the United States automotive repair and manufacturing industries;

  •
  the impact of extensive environmental, health and safety and employment laws and regulations on our business;

  •
  legislative or regulatory requirements or changes adversely affecting our business;

  •
  competition in the industrial and hazardous waste services industries and from other used oil re-refineries;

  •
  claims and involuntary shutdowns relating to our handling of hazardous substances;

  •
  the value of our used solvents and oil inventory, which may fluctuate significantly;

  •
  our ability to expand our non-hazardous programs for parts cleaning;

  •
  our dependency on key employees;

  •
  our level of indebtedness, which could affect our ability to fulfill our obligations, impede the implementation of our strategy, and expose us to interest rate risk;

  •
  our ability to effectively manage our extended network of branch locations; and

  •
  the control of The Heritage Group over our Company.

        Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in the forward-looking statements. You are urged to carefully review the disclosures we make concerning the risks, uncertainties and assumptions that may affect our business and operating results, including, but not limited to, the risks, uncertainties and assumptions set forth in this prospectus and in our most recent Annual Report on Form 10-K under the captions "Business," "Risk Factors," "Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and any of those made in our other reports filed with the SEC. Please consider our forward-looking statements in light of those risks, uncertainties and assumptions as you read this prospectus supplement and the accompanying prospectus. The future events, developments or results described in this prospectus supplement and the accompanying prospectus could turn out to be materially different. We have no obligation to publicly update or revise our forward-looking statements after the date of this prospectus supplement and you should not expect us to do so.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $56.8 million (or approximately $65.4 million if the underwriters exercise their over-allotment option in full), based on the public offering price of $20.50 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

        We intend to use the net proceeds of the offering to repay approximately $12 million of our indebtedness under the revolving loan portion of our existing credit facility and the remaining amounts for general corporate purposes, which may include the addition of re-refining capacity via expansion of our existing re-refinery, construction of a new re-refinery or investments in existing re-refineries. The Company may also use a portion of the net proceeds to fund possible acquisitions. Development of additional re-refining capacity may require adjustment to the capital expenditure limit in our existing credit facility. We have been successful in obtaining these adjustments in the past. As of March 24, 2012, we had approximately $12 million of indebtedness under the revolving loan portion of our credit facility, which expires on December 14, 2012, and has an annual interest rate of 3.5%, and $20 million of indebtedness under our credit facility term loan, which expires on December 14, 2012, and has an annual interest rate of 2.74%.

        Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering in money market funds and other interest-bearing investments.

PRICE RANGE OF OUR COMMON STOCK

        Our common stock has traded on The NASDAQ Global Market (formerly known as The NASDAQ National Market) under the symbol "HCCI" since it began trading on March 12, 2008. The following table sets forth, for the time periods indicated, the high and low sales prices of our common stock as reported on The NASDAQ Global Market.

	High	Low
Fiscal Year Ended January 1, 2011
Quarter ended March 27, 2010	$12.39	$8.19
Quarter ended June 19, 2010	$12.05	$7.51
Quarter ended September 11, 2010	$9.95	$7.51
Quarter ended January 1, 2011	$10.95	$9.27
Fiscal Year Ended December 31, 2011
Quarter ended March 26, 2011	$13.00	$9.87
Quarter ended June 18, 2011	$19.08	$12.95
Quarter ended September 10, 2011	$22.56	$15.04
Quarter ended December 31, 2011	$20.00	$13.30
Fiscal Year Ending December 29, 2012
Quarter ended March 24, 2012	$22.64	$16.24
Quarter ended June 16, 2012 (through April 19, 2012)	$22.25	$18.45

        On April 19, 2012, the closing price of our common stock on The NASDAQ Global Market was $21.34. As of April 13, 2012, there were 342 holders of record of the common stock. Several brokerage firms, banks, and other institutions ("nominees") are listed once on the stockholders of record listing. However, in most cases, the nominees' holdings represent blocks of our common stock held in brokerage accounts for a number of individual stockholders. As such, our actual number of stockholders would be higher than the number of registered stockholders of record.

CAPITALIZATION

        The following table shows our capitalization as of December 31, 2011:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect (1) the sale of 2,956,521 shares of our common stock in this offering by us (assuming the underwriters do not exercise their over-allotment option) at the public offering price of $20.50 per share and (2) the repayment of approximately $12 million of indebtedness incurred under our revolving credit facility after December 31, 2011, as described under "Use of Proceeds."

        You should read the data set forth below in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes which are incorporated by reference in this prospectus supplement and accompanying prospectus.

	As of December 31, 2011
	Actual	As Adjusted(1)
	(Unaudited, in thousands, except per share amounts)
Cash and cash equivalents(2)	$2,186	$46,961
Total debt(2)	$21,891	$21,891
Stockholders' equity:
Preferred stock, $0.01 par value per share: 500,000 shares authorized; none issued and outstanding, as adjusted; none issued and outstanding	—	—
Common stock, $0.01 par value per share, 22,000,000 shares authorized actual and as adjusted, 14,448,331 issued and outstanding shares actual and 17,404,852 issued and outstanding shares as adjusted	$144	$174
Additional paid-in capital	$73,065	$129,810
Retained earnings	$5,344	$5,344
Total stockholders' equity	$78,553	$135,328
Total capitalization	$100,444	$157,219

(1)
If the underwriters' option to purchase additional shares is exercised in full:

•
an additional 443,479 shares would be issued and we would receive approximately $8.6 million in additional net proceeds;

•
total stockholders' equity would increase by approximately $8.6 million; and

•
total capitalization would increase by approximately $8.6 million.

(2)
In the table above, the Cash and cash equivalents, as adjusted, amount reflects the use of a portion of the net proceeds from this offering to repay approximately $12 million of additional indebtedness incurred under our revolving credit facility incurred after December 31, 2011.

UNDERWRITING

        The underwriters named below have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and between us and William Blair & Company, L.L.C., as representative of the underwriters, to purchase from us the respective number of shares of common stock set forth opposite each underwriter's name in the table below. William Blair & Company, L.L.C. is acting as Sole Book-Running Manager and Robert W. Baird & Co. Incorporated and Needham & Company, LLC are acting as Co-Managers for this offering.

Underwriter	Number of Shares
William Blair & Company, L.L.C.	1,773,913
Robert W. Baird & Co. Incorporated	650,435
Needham & Company, LLC	532,173

Total	2,956,521

        This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of common stock being sold pursuant to this prospectus supplement at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus supplement. According to the terms of the underwriting agreement, the underwriters either will purchase all of the shares or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        The representative of the underwriters has advised us that the underwriters propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus supplement and to selected dealers at such price less a concession of not more than $0.6765 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that we will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about April 24, 2012. At that time, the underwriters will pay us for the shares in immediately available funds. After commencement of the public offering, the representative may change the public offering price and other selling terms.

        We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 443,479 additional shares of common stock at the same price per share to be paid by the underwriters for the other shares offered. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby. The underwriters will offer any additional shares that they purchase on the terms described in the preceding paragraph.

        At our direction, the underwriters have reserved 1,354,087 shares for sale to Heritage, Fred Fehsenfeld, Jr., the Chairman of our Board, and certain related trusts of Mr. Fehsenfeld at the public offering price, representing the same percentage of shares being sold in this offering as Heritage, Mr. Fehsenfeld and such trusts currently hold in the aggregate of our outstanding common stock. In the event the underwriters exercise their option to purchase additional shares, Heritage, Mr. Fehsenfeld and the related trusts of Mr. Fehsenfeld will be offered 45.8% in the aggregate of the total number of shares for which the option is exercised. The shares being offered to Heritage are being offered pursuant to the participation rights agreement between us and Heritage which provides it the option to participate, pro rata based on its percentage ownership interest in our common stock, in any of our equity offerings for cash consideration. Purchases of the reserved shares by Heritage, Mr. Fehsenfeld or the related trusts would reduce the number of shares available for sale to the general public. If Heritage, Mr. Fehsenfeld and the related trusts purchase all of the shares reserved for sale to them, they will maintain their respective 45.8% aggregate ownership interests in our common stock. Heritage, Mr. Fehsenfeld and the related trusts have indicated that their intent as of the date of this prospectus supplement is to purchase a total of 487,805 shares in the offering. The underwriters will offer any reserved shares which are not so purchased to the general public on the same terms as the other shares being sold in this offering.

        The following table summarizes the compensation to be paid by us to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

		Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$20.5000	$60,608,681	$69,700,000
Underwriting discount	$1.1275	$3,333,477	$3,833,500
Proceeds before expenses	$19.3725	$57,275,203	$65,866,500

        We estimate that our total expenses for this offering, excluding the underwriting discount, will be approximately $0.5 million.

        We, each of our directors and executive officers and Heritage have agreed, and each of the purchasers of the reserved shares described above will agree, subject to limited exceptions described below, for a period of 90 days after the date of this prospectus, not to, without the prior written consent of William Blair & Company, L.L.C.:

  •
  directly or indirectly, offer, sell (including "short" selling), assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, or otherwise dispose of any shares of common stock or securities convertible or exchangeable into, or exercisable for, common stock held of record or beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934); or

  •
  enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

        The 90-day lock-up period will be extended if (1) we release earnings results or material news or a material event relating to us occurs during the last 17 days of the lock-up period, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period. In either case, the lock-up period will be extended for 18 days after the date of the release of the earnings results or the occurrence of the material news or material event, unless William Blair & Company, L.L.C. waives, in writing, such extension.

        These agreements do not extend to transfers or dispositions either during the holder's lifetime or on death (i) by will or intestacy or to the holder's executors, administrators, legatees or beneficiaries; (ii) to a trust the beneficiaries of which are exclusively the holder and/or a member or members of the holder's immediate family, and (iii) by bona fide gift or gifts to donee or donees, provided in each case that the recipient of those shares agrees to be bound by the foregoing restrictions for the duration of the lock-up period. William Blair & Company, L.L.C., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. In determining whether to consent to a transaction prohibited by these restrictions, William Blair & Company, L.L.C. will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, the restrictions on publication of research reports that would be imposed by the rules of the Financial Industry Regulatory Authority and market conditions generally. During the lock-up period, we may issue up to 15,000 shares of common stock under our Employee Stock Purchase Plan of 2008, and may issue shares of common stock in connection with the exercise of any currently outstanding convertible securities, warrants or options, pursuant to restricted stock agreements in the ordinary course of business consistent with past practice, or in connection with the hiring of employees pursuant to our existing stock plans. In addition, this agreement will not extend to planned selling under Rule 10b5-1 for Gregory Ray, our Chief Operating Officer and Secretary, or John Lucks, our Senior Vice President of Sales and Marketing, pursuant to Rule 10b5-1 trading plans established by each of them under which a maximum of 29,500, and 9,900 shares, respectively, of our common stock can be sold.

        We have agreed to indemnify the underwriters and their controlling persons against certain liabilities for misstatements in the registration statement of which this prospectus supplement forms a part, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

        The representative has informed us that the underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority. The representative has also informed us that the underwriters intend to deliver all copies of this prospectus supplement via electronic means, via hand delivery or through mail or courier services.

        In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. An over-allotment, or short sale, involves selling more shares of common stock in this offering than are specified on the cover page of this prospectus supplement, which results in a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares available in the underwrites' option to purchase additional shares in the public offering. In a naked short position, the number of shares over-allotted is greater than the number of shares in the option to purchase additional shares. The underwriters may close out a covered short position by purchasing common stock in the open market or by exercising all or part of their option to purchase additional shares. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. The underwriters must close out any naked short position by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the public offering. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the issuer's stock or preventing or retarding a decline in the market price of issuer's stock. As a result, the price of the issuer's stock may be higher than the price that might otherwise exist in the open market. In addition, the representative may impose a penalty bid. This allows the representative to reclaim the selling concession allowed to an underwriter or selling group member if shares of common stock sold by such underwriter or selling group member in this offering are repurchased by the representative in stabilizing or syndicate short covering transactions. These transactions, which may be effected on The NASDAQ Global Market or otherwise, may stabilize, maintain or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

        Each of the underwriters currently act as a market maker for our common stock and may engage in "passive market making" in such securities on The NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriters participating in a distribution that are also NASDAQ market makers in the security being distributed to engage in limited market making transactions during the period when Regulation M would otherwise prohibit such activity. Rule 103 prohibits underwriters engaged in passive market making generally from entering a bid or effecting a purchase price that exceeds the highest bid for those securities displayed on The NASDAQ Global Market by a market maker that is not participating in the distribution. Under Rule 103, each underwriter engaged in passive market making is subject to a daily net purchase limitation equal to the greater of (i) 30% of such entity's average daily trading volume during the two full calendar months immediately preceding, or any 60 consecutive calendar days ending within the ten calendar days preceding, the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed or (ii) 200 shares of common stock.

        Our common stock is listed on The NASDAQ Global Market under the symbol "HCCI."

        In the ordinary course of business, some of the underwriters and their affiliates have provided, or may in the future provide, investment banking, commercial banking and other services to us for which they may receive customary fees or other compensation.

LEGAL MATTERS

        The legal validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by McDermott Will & Emery LLP, Chicago, Illinois. Certain, legal matters in connection with the offering will be passed upon for the underwriters by Sidley Austin LLP, Chicago, Illinois.

EXPERTS

        The consolidated financial statements incorporated by reference in this prospectus supplement and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

PROSPECTUS

HERITAGE-CRYSTAL CLEAN, INC.

$75,000,000

Common Stock

Preferred Stock

Warrants

Depositary Shares

Stock Purchase Contracts

Stock Purchase Units

Rights

Units

        From time to time, we may sell up to an aggregate of $75,000,000 of any combination of the securities described in this prospectus. We will specify the terms of any offering of securities by us in a prospectus supplement.

        You should read this prospectus, any prospectus supplement and the information incorporated by reference herein or therein carefully before you invest.

        Investing in our securities involves a high degree of risk. You should carefully consider the risk factors described in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission, as described under "Risk Factors" on page 2.

        This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

        Our common stock is quoted and traded on The NASDAQ Global Market under the symbol "HCCI." On March 26, 2012, the last reported sale price of our common stock on The NASDAQ Global Market was $20.93. The applicable prospectus supplement will contain information, where applicable, as to any other listing on The NASDAQ Global Market or any securities market or exchange of the securities covered by the prospectus supplement.

        The securities may be offered directly by us to investors, to or through underwriters or dealers or through agents. If any underwriters are involved in the sale of any securities offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, and any applicable over-allotment options, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 2, 2012

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, utilizing a "shelf" registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information." You should rely only on the information contained in or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information other than the information contained or incorporated by reference in this prospectus or any prospectus supplement. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus speaks only as of the date of this prospectus and the information in the documents incorporated or deemed to be incorporated by reference in this prospectus speaks only as of the respective dates those documents were filed with the SEC. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus or a document that is incorporated or deemed incorporated by reference in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the applicable prospectus supplement. The terms the "Company," "we," "us," and "our" refer to Heritage-Crystal Clean, Inc.

        We have filed or incorporated by reference exhibits to the registration statement of which this prospectus forms a part. You should read the exhibits carefully for provisions that may be important to you.

HERITAGE-CRYSTAL CLEAN, INC.

        Heritage-Crystal Clean, Inc. was incorporated under the laws of the state of Delaware on June 13, 2007. From mid 1999 through June 12, 2007, the business of the Company was conducted by Heritage-Crystal Clean, LLC ("Holdings") and its affiliates. On March 11, 2008, Holdings and its wholly-owned and majority-owned affiliates completed a reorganization and an initial public offering. In connection with the reorganization and public offering, Holdings became a subsidiary of the Company. Our principal executive office is located in Elgin, Illinois.

        Heritage-Crystal Clean, Inc. is the second largest provider of parts cleaning services in the U.S. and a leading provider of containerized waste services that focuses on small and mid-sized customers. Our services allow our customers to outsource their handling and disposal of parts cleaning solvents as well as other containerized waste. Many of these substances are subject to extensive and complex regulations, and mismanagement can result in citations, penalties, and substantial direct costs, both to the service provider and also to the generator. We allow our customers to focus more on their core business and devote fewer resources to industrial and hazardous waste management and, more specifically, the related administrative burdens.

        We offer an integrated suite of industrial and hazardous waste services including parts cleaning, containerized waste management, used oil collection and vacuum truck services. In each of our services, we have adopted innovative approaches to minimize the regulatory burdens for our customers and have made "ease of use" of our services and products a priority. Our company has implemented two different programs whereby our customers' used solvent may be excluded from the EPA's definition of hazardous waste. In our non-hazardous program, we provide our customers an alternative parts cleaning solvent not included in the definition of hazardous waste due to its increased flashpoint (the minimum temperature at which vapors from the solvent will ignite when tested under specified laboratory conditions). In our product reuse program, we sell used solvent as an ingredient for use in the manufacture of asphalt roofing materials.

        We have recently finished constructing a used oil re-refinery to have an input capacity of approximately 50 million gallons of used oil feedstock per year and expect to produce about 30 million gallons of lubricating base oil per year when operating at full capacity. We commenced operations at partial capacity in the third quarter of 2011 and produced intermediate products, and began to produce base lube oil in 2012. The re-refinery had a total capital cost of approximately $54 million. We are currently feeding the re-refinery with a combination of used oil collected from our customers and used oil that we purchase.

RISK FACTORS

        Before you invest in our securities, in addition to the other information, documents or reports included or incorporated by reference in this prospectus and in any prospectus supplement, you should carefully consider the risk factors set forth in the section entitled "Risk Factors" in any prospectus supplement as well as in "Part I, Item 1A. Risk Factors" in our most recent annual report on Form 10-K and in "Part II, Item 1A. Risk Factors" in our quarterly reports on Form 10-Q filed subsequent to such Form 10-K, which are incorporated by reference into this prospectus and any prospectus supplement in their entirety, as the same may be updated from time to time by our future filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects and the market price of our shares and any other securities we may issue.

FORWARD-LOOKING STATEMENTS

        In addition to historical information, this prospectus contains, and documents incorporated herein by reference contain, forward-looking statements and are based on current management expectations that involve substantial risks and uncertainties, which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as "aim," "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "project," "should," "will be," "will continue," "will likely result," "would" and other words and terms of similar meaning in conjunction with a discussion of future or estimated operating or financial performance. You should read statements that contain these words carefully, because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information.

        The factors listed under "Risk Factors," as well as any cautionary language in this prospectus, or incorporated herein by reference, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations or estimates we describe in our forward-looking statements. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those in the forward-looking statements as a result of various factors, including, but not limited to, those described under the heading "Risk Factors" and elsewhere in this prospectus or incorporated herein by reference.

        Forward-looking statements speak only as of the date of this prospectus. We do not have any intention, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this prospectus, whether as a result of new information, future events or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this prospectus or that may be made elsewhere from time to time by, or on behalf of, us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Fiscal Year Ended
	2011	2010	2009	2008	2007	2006
Ratio of Earnings to Fixed Charges	5.17	18.93	11.25	3.17	4.33	3.30

        For purposes of computing these ratios, earnings consists of pre-tax income from continuing operations plus fixed charges. Fixed charges consist of interest expense, capitalized interest, and estimated interest within rental expense. The Ratio of Earnings to Fixed Charges is calculated by dividing earnings by the sum of the fixed charges.

        For further information on these ratios, see Exhibit 12.1, "Computation of Ratio of Earnings to Fixed Charges," filed pursuant to the registration statement on Form S-3 of which this prospectus forms a part.

USE OF PROCEEDS

        Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities by Heritage Crystal-Clean will be used for general corporate purposes.

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

        The following summary is a description of the material terms and provisions of our common stock and preferred stock. The following description of the terms of our common stock and preferred stock is not meant to be complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws, each as amended to date. To find out where copies of these documents can be obtained, see "Where to Obtain More Information."

        Our authorized capital stock consists of 22,000,000 shares of common stock, par value $0.01 per share, and 500,000 shares of undesignated preferred stock, par value $0.01 per share. As of March 15, 2012, there were 14,649,998 shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding. As of March 15, 2012, there were 688,767 shares of common stock reserved for issuance upon the exercise of outstanding stock options. As of March 15, 2012, our common stock was held of record by approximately 310 stockholders.

Common Stock

        Holders of common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of common stock are not entitled to cumulative voting rights. Subject to the terms of any outstanding series of preferred stock, the holders of common stock are entitled to dividends in amounts and at times as may be declared by the Board of Directors out of funds legally available for that purpose. Upon liquidation or dissolution, holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders, after payment in full to creditors and payment of any liquidation preferences to holders of preferred stock. Except as provided in the Participation Rights Agreement with The Heritage Group described below, holders of common stock have no redemption, conversion or preemptive rights. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in the offerings will be fully paid and nonassessable.

Undesignated Preferred Stock

        Our certificate of incorporation provides that we may issue up to 500,000 shares of preferred stock in one or more series as may be determined by our Board of Directors.

        Our Board of Directors has broad discretionary authority with respect to the rights of any new series of preferred stock and may take several actions without any vote or action of the stockholders, including:

  •
  To determine the number of shares to be included in each series;

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  To fix the designation, voting powers, preferences and relative rights of the shares of each series and any qualifications, limitations or restrictions; and

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  To increase or decrease the number of shares of any series.

        We believe that the ability of our Board of Directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

        Our Board of Directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights, that could adversely affect the voting power and other rights of holders of common stock. Preferred stock could be issued quickly with terms designed to delay or prevent a change in the control of our company or to make the removal of our management more difficult. This could have the effect of decreasing the market price of our common stock.

        Although our Board of Directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our Board of Directors will make any determination to issue such shares based on its judgment as to our company's best interest and the best interests of our stockholders. Our Board of Directors could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Board of Directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price.

Heritage Participation Rights

        We have entered into a Participation Rights Agreement with The Heritage Group ("Heritage"), pursuant to which we will give Heritage the option to participate, pro rata based on its percentage ownership interest in our common stock, in any future equity offering for cash consideration, including (i) contracts with parties for equity financing (including any debt financing with an equity component) and (ii) issuances of equity securities or securities convertible, exchangeable or exercisable into or for equity securities (including debt securities with an equity component). If Heritage exercises its rights with respect to all future offerings, it will be able to maintain its percentage ownership interest in our common stock. The Participation Rights Agreement does not have an expiration date. Heritage will not be required to participate or exercise its right of participation with respect to any future offerings. Heritage's right to participate will not apply to certain future offerings of securities that are not conducted to raise or obtain equity capital or cash such as stock issued as consideration in a merger or consolidation, in connection with strategic partnerships or joint ventures or for the acquisition of a business, product, license or other assets by us.

Listing

        Our shares of common stock are listed on The Nasdaq Global Market under the symbol "HCCI."

Delaware Law and Charter and Bylaw Provisions' Anti-Takeover Effects

        We have elected to be governed by the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, which we refer to as Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in some cases, within three years prior, did own) 15% or more of the corporation's voting stock, or is an affiliate of the corporation and owned 15% or more of the corporation's voting stock at any time during the three years prior to the time that the determination of an interested stockholder is made. Immediately subsequent to the completion of the offerings, Heritage and Joseph Chalhoub will each be interested stockholders as defined under Section 203. Under Section 203, a business combination between the corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

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  Before the stockholder became interested, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

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  Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of our shares outstanding, shares owned by (a) persons who are directors and also officers and (b) employee stock plans, in some instances); or

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  After the stockholder became interested, the business combination was approved by the Board of Directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        Our bylaws provide for the division of our Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. Approximately one-third of our board will be elected each year and such vote required to elect directors will be a plurality of all votes. We refer you to "Management." In addition, our bylaws provide that directors may be removed only for cause and then only by the affirmative vote of the holders of seventy-five percent (75%) of the outstanding voting power of our capital stock outstanding and entitled to vote generally in the election of directors. Under our bylaws, any vacancy on our Board of Directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office even if less than a quorum. The classification of our Board of Directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

        Our bylaws provide that special meetings of the stockholders may only be called by the Board of Directors, the chairman of the Board of Directors or upon the request of Heritage so long as it holds at least twenty-five percent (25%) of the total voting power of all outstanding shares of capital stock. Our bylaws further provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our corporate secretary the required written notice, in proper form, of the stockholder's intention to bring that proposal or nomination before the meeting. In addition to other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to the corporate secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders, unless the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date, in which case the notice must be delivered no later than the 10th day following the day on which public announcement of the meeting is first made. Although our bylaws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

        Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken at a stockholders meeting and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation includes a "constituency" provision that permits (but does not require) a director of our company in taking any action (including an action that may involve or relate to a change or potential change in control of us) to consider, among other things, the effect that our actions may have on other interests or persons (including our employees, clients, suppliers, customers and the community) in addition to our stockholders.

        The Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws or to approve mergers, consolidations or the sale of all or substantially all its assets, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation provides that the affirmative vote of at least seventy-five percent (75%) of the total voting power of all shares of capital stock is required to amend our certificate of incorporation or our bylaws, or to approve mergers, consolidations, conversions or the sale of all or substantially all of our assets. Our bylaws may also be amended or repealed by a majority vote of the Board of Directors, subject to any limitations set forth in the bylaws. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

Limitation of Liability and Indemnification

        Our certificate of incorporation and bylaws provide that:

  •
  We must indemnify our directors and officers to the fullest extent permitted by Delaware law, as it may be amended from time to time;

  •
  We may indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our certificate of incorporation or our bylaws; and

  •
  We must advance expenses, as incurred, to our directors and officers in connection with legal proceedings to the fullest extent permitted by Delaware law, subject to very limited exceptions.

        In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages to us for breaches of their fiduciary duty as directors, except for:

  •
  any breach of their duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the DGCL, with respect to unlawful dividends or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

        We also have director and officer insurance providing for indemnification for our directors and officers for certain liabilities, including liabilities under the Securities Act of 1933.

        These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

        At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Registrar and Transfer Company.

DESCRIPTION OF WARRANTS

        The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the warrants that we may offer under this prospectus. The following statements with respect to the warrants are summaries of, and subject to, the detailed provisions of a warrant agreement to be entered into by the Company and a warrant agent to be selected at the time of issue (the "warrant agent"), a form of which will be filed with the SEC.

General

        The warrants, evidenced by warrant certificates, may be issued under the warrant agreement independently or together with any securities offered by any prospectus supplement and may be attached to or separate from such securities. If warrants are offered, the prospectus supplement will describe the terms of the warrants, including the following:

  •
  The offering price, if any;

  •
  If applicable, the number of shares of preferred stock or common stock purchasable upon exercise of each warrant and the initial price at which such shares may be purchased upon exercise;

  •
  If applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security;

  •
  If applicable, the date on and after which the warrants and the related securities will be separately transferable;

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  The date on which the right to exercise the warrants shall commence and the date on which such right shall expire;

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  Federal income tax consequences;

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  Call provisions of such warrants, if any;

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  Anti-dilution provisions of the warrants, if any;

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  Whether the warrants represented by the warrant certificates will be issued in registered or bearer form; and

  •
  Any additional or other terms, procedures, rights, preferences, privileges, limitations and restrictions relating to the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

        The shares of preferred stock or common stock issuable upon the exercise of the warrants will, when issued in accordance with the warrant agreement, be fully paid and non-assessable.

DESCRIPTION OF DEPOSITARY SHARES

        The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the depositary shares that we may offer under this prospectus. The following statements with respect to the depositary shares and depositary receipts are summaries of, and subject to, the detailed provisions of a deposit agreement to be entered into by the Company and a depositary to be selected at the time of issue (the "depositary") and the form of depositary receipt. The form of deposit agreement and the form of depositary receipt will be filed with the SEC.

General

        We may, at our option, elect to issue fractional shares of preferred stock, rather than full shares of preferred stock. In the event such option is exercised, we may elect to have a depositary issue receipts for depositary shares, each receipt representing a fraction, to be set forth in the prospectus supplement relating to a particular series of preferred stock, of a share of a particular series of preferred stock as described below.

        The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company that we select. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock represented by such depositary share, to all the rights and preferences of the preferred stock represented by the depositary share, including dividend, voting, redemption and liquidation rights.

Depositary Receipts

        The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of an offering of the preferred stock.

Withdrawal of Preferred Stock

        Upon surrender of depositary receipts at the office of the depositary and upon payment of the charges provided in the deposit agreement, a holder of depositary receipts may have the depositary deliver to the holder the whole shares of preferred stock relating to the surrendered depositary receipts. Holders of depositary shares may receive whole shares of the related series of preferred stock on the basis set forth in the related prospectus supplement for such series of preferred stock, but holders of such whole shares will not after the exchange be entitled to receive depositary shares for their whole shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of the related series of preferred stock to be withdrawn, the depositary will deliver to the holder at the same time a new depositary receipt evidencing such excess number of depositary shares.

Dividends and Other Distributions

        The depositary will distribute all cash dividends or other cash distributions received for the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the numbers of such depositary shares owned by such holders.

        In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares entitled thereto, unless the depositary determines that it is not feasible to make distribution of the property. In that case the depositary may, with our approval, sell such property and distribute the net proceeds from the sale to such holders.

Redemption of Depositary Shares

        If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of the series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the series of the preferred stock. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing shares of preferred stock redeemed by us. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

Voting the Preferred Stock

        Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary shares relating to such preferred stock. Each record holder of such depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock represented by such holder's depositary shares. The depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

Amendment and Termination of the Deposit Agreement

        We and the depositary at any time may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. We or the depositary may terminate the deposit agreement only if all outstanding depositary shares have been redeemed, or there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of depositary receipts.

Charges of Depositary

        We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

Miscellaneous

        The depositary will forward to the record holders of the depositary shares relating to such preferred stock all reports and communications from us which are delivered to the depositary.

        Neither we nor the depositary will be liable if either one is prevented or delayed by law or any circumstance beyond their control in performing the obligations under the deposit agreement. The obligations of us and the depositary under the deposit agreement will be limited to performance in good faith of their duties thereunder, and they will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. The depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary

        The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary, any such resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

        We may issue stock purchase contracts, representing contracts obligating holders to purchase from us, and we may sell to the holders, a specified number of shares of common stock at a future date or dates. The price per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. Stock purchase contracts may be issued separately or as a part of units ("stock purchase units") consisting of a stock purchase contract securing the holder's obligations to purchase the common stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner, and in certain circumstances we may deliver newly issued prepaid stock purchase contracts ("prepaid securities") upon release to a holder of any collateral securing such holder's obligations under the original stock purchase contract.

        The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid securities. Certain material United States Federal income tax considerations applicable to the stock purchase units and stock purchase contracts will be set forth in the prospectus supplement relating thereto.

DESCRIPTION OF THE RIGHTS

General

        We may issue rights to purchase our preferred stock, depositary shares, common stock or warrants to purchase preferred stock, depositary shares or common stock. We may issue rights independently or together with any other offered security. The rights may or may not be transferable by the recipient of the rights. In connection with any rights offering to our stockholders, we may enter into a standby underwriting arrangement with one or more underwriters or stockholders providing for the underwriters to purchase any offered securities remaining unsubscribed for after the rights offering. In connection with a rights offering to our stockholders, a prospectus supplement will be distributed to our stockholders on the record date for receiving rights in the rights offering set by us.

        The applicable prospectus supplement will describe the following terms of rights in respect of which this prospectus is being delivered:

  •
  the title of the rights;

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  the securities for which the rights are exercisable;

  •
  the exercise price for the rights;

  •
  the number of rights issued;

  •
  the extent to which the rights are transferable;

  •
  if applicable, a discussion of the federal income tax considerations applicable to the issuance or exercise of the rights;

  •
  any other terms of the rights, including terms, and limitations relating to the exchange and exercise the rights;

  •
  the date on which the right to exercise the rights will commence, and the date on which the right will expire;

  •
  the extent to which the rights include an over-subscription privilege with respect to unsubscribed securities; and

  •
  if applicable, the material terms of any standby underwriting arrangement entered into by us in connection with the rights offering.

Exercise of Rights

        Each right will entitle the holder thereof of rights to purchase for cash the principal amount of shares of preferred stock, depositary shares, common stock, warrants or any combination of those securities at the exercise price as will be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Rights may be exercised at any time up to the close of business on the expiration date for such rights set forth in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised rights will become void.

        Rights may be exercised as set forth in the applicable prospectus supplement. Upon receipt of payment and proper exercise of the rights, we will, as soon as practicable, forward the securities purchasable upon such exercise. In the event that not all of the rights issued in any offering are exercised, we may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as set forth in the applicable prospectus supplement.

DESCRIPTION OF UNITS

        We may issue units under one or more unit agreements, each referred to as a unit agreement, to be entered into between us and a third party, as unit agent. The unit agent will act solely as our agent in connection with the units governed by the unit agreement and will not assume any obligation or relationship of agency or trust for or with any holders of units or interests in those units. We may issue units comprising one or more of the securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit also is the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security.

The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or at any time before a specified date.

        The applicable prospectus supplement relating to the units we may offer will include specific terms relating to the offering, including, among others: the designation and terms of the units and of the securities comprising the units, and whether and under what circumstances those securities may be held or transferred separately; any provision for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising those units; and whether the units will be issued in fully registered or global form.

        The description in the applicable prospectus supplement and other offering material of any units we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable unit agreement and unit certificate, which will be filed with the SEC if we offer units.

BOOK-ENTRY ISSUANCE

        Unless otherwise indicated in a prospectus supplement, securities of a series offered by us under this prospectus may be issued in the form of one or more fully registered global securities. If a fully registered global security is used, anticipate that these global securities will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), which will act as depository, and registered in the name of its nominee. Except as described below, the global securities may be transferred, in whole and not in part, only to DTC or to another nominee of DTC.

        DTC has advised us that it is:

  •
  A limited-purpose trust company organized under the New York Banking Law;

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  A "banking organization" within the meaning of the New York Banking Law;

  •
  A member of the Federal Reserve System;

  •
  A "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  •
  A "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

        DTC was created to hold securities for institutions that have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in participants' accounts. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others that clear through or maintain a custodial relationship with a participant, either directly or indirectly. DTC administers its book-entry system in accordance with its rules and bylaws and legal requirements.

        Upon issuance of a global security representing offered securities, DTC will credit on its book-entry registration and transfer system the principal amount to participants' accounts. Ownership of beneficial interests in the global security will be limited to participants or to persons that hold interests through participants. Ownership of interests in the global security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and the participants (with respect to the owners of beneficial interests in the global security). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of those securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

        So long as DTC (or its nominee) is the registered holder and owner of a global security, DTC (or its nominee) will be considered the sole owner and holder of the related offered securities. Except as described below, owners of beneficial interests in a global security will not:

  •
  Be entitled to have the securities registered in their names; or

  •
  Receive or be entitled to receive physical delivery of certificated securities in definitive form.

        Purchases of securities under the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC's records. The ownership interest of each actual purchaser of each global security ("beneficial owner") is in turn recorded on the direct and indirect participants' records. A beneficial owner does not receive written confirmation from DTC of its purchase, but is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the direct or indirect participants through which such beneficial owner entered into the action. Transfers of ownership interests in securities are accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners do not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

        To facilitate subsequent transfers, the securities are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC records reflect only the identity of the direct participants to whose accounts securities are credited, which may or may not be the beneficial owners. The participants remain responsible for keeping account of their holdings on behalf of their customers.

        Delivery of notice and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither DTC nor Cede & Co. consents or votes with respect to the securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

        Redemption proceeds, distributions and dividend payments, if any, on the securities will be made to DTC. DTC's practice is to credit direct participants' accounts on the payment date in accordance with their respective holdings as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on the payment date. Payments by participants to beneficial owners are governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and are the responsibility of such participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest, if any, to DTC is our or the trustee's responsibility, disbursement of such payments to direct participants is DTC's responsibility, and disbursement of such payments to the beneficial owners is the responsibility of direct and indirect participants.

        DTC may discontinue providing its services as securities depository with respect to the securities at any time by giving reasonable notice to us or, if applicable, the trustee. Under such circumstances, in the event that a successor securities depository is not appointed, security certificates are required to be printed and delivered.

        We may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository. In that event, security certificates will be printed and delivered.

        We have obtained the information in this section concerning DTC and DTC's book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

        None of us, any underwriter or agent, the trustee or any applicable paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to such beneficial interest.

PLAN OF DISTRIBUTION

        The Company may sell the securities in one or more of the following ways (or in any combination thereof) from time to time:

  •
  Through underwriters or dealers;

  •
  Directly to one or more purchasers;

  •
  Through agents; or

  •
  Through any other methods described in a prospectus supplement.

        The applicable prospectus supplement will state the terms of the offering of any securities, including:

  •
  The name or names of any underwriters, dealers or agents and the amount of securities underwritten or purchased by each of them;

  •
  The purchase price of such securities and the proceeds to be received by us, if any;

  •
  Any discounts, commissions or concessions or other items constituting compensation allowed, reallowed or paid to underwriters, dealers or agents, if any;

  •
  Any public offering price;

  •
  Any securities exchanges on which the securities may be listed.

        Any public offering price and any discounts, commissions or concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers or agents may be changed from time to time.

        Securities may also be sold in one or more of the following transactions, or in any transactions described in a prospectus supplement:

  •
  Block transactions in which a broker-dealer may sell all or a portion of the securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

  •
  Purchase by a broker-dealer as principal and resale by the broker-dealer for its own account;

  •
  A special offering, an exchange distribution or a secondary distribution in accordance with the rules of any exchange on which the securities are listed;

  •
  Ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

  •
  Sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise; or

  •
  Sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

        The securities we sell by any of the methods described above may be sold to the public, in one or more transactions, either:

  •
  At a fixed public offering price or prices, which may be changed;

  •
  At market prices prevailing at the time of sale;

  •
  At prices related to prevailing market prices; or

  •
  At negotiated prices.

        We may sell the securities through agents from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

        We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

        Underwriters and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

        In compliance with the guidelines of the Financial Industry Regulatory Authority ("FINRA"), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement, as the case may be.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. The public may read and copy any reports, statements or other information that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the Public Reference Room. Our public filings also are available to the public from commercial document retrieval services and may be obtained without charge at the SEC's website at www.sec.gov. Our filings with the SEC are also available on our website at www.crystal-clean.com. The information on our website is not incorporated by reference in this prospectus or our other securities filings and you should not consider it a part of this prospectus or our other securities filings.

        As noted above, we have filed with the SEC a registration statement on Form S-3 to register the securities. This prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all the information set forth in the registration statement. For further information you may refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. You can review and copy the registration statement and its exhibits and schedules at the Public Reference Room maintained by the SEC as described above. The registration statement, including its exhibits and schedules, is also available on the SEC's website.

INCORPORATION OF INFORMATION BY REFERENCE

        The SEC allows us to incorporate information into this prospectus "by reference," which means that we can disclose important information by referring to another document or information filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information amended or superseded by information contained in, or incorporated by reference into, this prospectus. This prospectus incorporates by reference the documents and information set forth below that we have previously filed (but not furnished) with the SEC. These documents contain important information about us and our financial condition.

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2011;

  •
  The Company's Proxy Statement on Schedule 14A, as filed with the SEC on March 27, 2012 (other than such information that is included in the proxy statement but not deemed to be filed with the SEC);

  •
  The Company's Current Report on Form 8-K filed with the SEC on January 6, 2012; and

  •
  The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on March 10, 2008.

        We do not incorporate portions of any document that is either (a) described in paragraphs (d)(1) through (3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (b) furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K. We hereby incorporate by reference all future filings by us made pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

        We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus, other than exhibits which are specifically incorporated by reference into those documents. Requests should be directed to Corporate Secretary, Heritage-Crystal Clean, Inc., 2175 Point Boulevard, Suite 375, Elgin, Illinois 60123-6436, telephone: (847) 836-5670.

LEGAL MATTERS

        Unless otherwise indicated in the applicable prospectus supplements, certain legal matters in connection with the securities will be passed upon for us by McDermott Will & Emery LLP, Chicago, Illinois. Additional legal matters may be passed on for us, or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

        The audited consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

2,956,521 Shares

Heritage-Crystal Clean, Inc.

Common Stock

Prospectus Supplement

William Blair & Company
Baird	Needham & Company

April 19, 2012